UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

FEUILLE DE STYLES CLARITY - 06-2011

French Public Limited Company (Société Anonyme) with a share capital of 10,595,541,532 euros Registered office: 78, rue Olivier de Serres, Paris (15th) Paris Trade Register 380 129 866

First half 2015

Financial report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L.451-1-2 of the French Monetary and Financial Code.

The report was filed with the Autorité des Marchés Financiers on July 29, 2015 and posted on Orange’s website.

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contents

1. Condensed interim consolidated Financial Statements for the first half of 2015.

Consolidated income statement.

Consolidated statement of comprehensive income.

Consolidated statement of financial position.

Consolidated statements of changes in shareholders' equity.

Consolidated statement of cash flows.

Segment information..

Notes to the consolidated financial statements.

2. Interim management report for the first half of 2015.

2.1 Overview...

2.2 Analysis of the Group’s income statement and capital expenditures.

2.3 Analysis by operating segment.

2.4 Cash and net financial debt.

2.5 Additional information..

3. Statement by the person responsible.

4. Statutory auditors’ review report on the half-year financial information.

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1.     Condensed interim consolidated Financial Statements for the first half of 2015

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Segment information

Notes to the consolidated financial statements

Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2015	June 30, 2014
Revenues	3	19,557	19,592
External purchases	4.1	(8,386)	(8,329)
Other operating income		299	348
Other operating expense	4.2	(717)	(519)
Labour expenses		(4,462)	(4,567)
Operating taxes and levies (1)		(1,144)	(1,185)
Gains (losses) on disposal	2	204	375
Restructuring costs and similar items		(42)	(61)
EBITDA		5,309	5,654
Depreciation and amortization		(3,040)	(2,988)
Remeasurement resulting from business combinations		6	-
Impairment of goodwill	5	-	(229)
Impairment of fixed assets		(25)	(42)
Share of profits (losses) of associates and joint ventures		14	(19)
Operating income		2,264	2,376
Cost of gross financial debt	7.1	(843)	(848)
Gains (losses) on assets contributing to net financial debt	7.1	23	36
Foreign exchange gains (losses)		(12)	(9)
Other net financial expenses		(7)	(40)
Finance costs, net		(839)	(861)
Income tax (1)	6	(594)	(788)
Consolidated net income after tax of continuing operations		831	727
Consolidated net income after tax of discontinued operations (EE)	2.2	442	1
Consolidated net income after tax		1,273	728
Net income attributable to owners of the parent		1,099	581
Non-controlling interests		174	147
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.23	0.21
•	diluted	0.23	0.21
Net income of discontinued operations
•	basic	0.16	0.00
•	diluted	0.16	0.00
Net income
•	basic	0.39	0.21
•	diluted	0.39	0.21

(1) Includes in 2014 and 2015 impacts from IFRIC 21.

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Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2015	June 30, 2014
Consolidated net income after tax		1,273	728
Remeasurement of the net defined benefit liabilities (assets) on post-employment benefits		28	(75)
Income tax relating to items that will not be reclassified		(8)	20
Items that will not be reclassified to profit or loss (a)		20	(55)
Assets available for sale		9	20
Cash flow hedges		496	(390)
Net investment hedges		0	(48)
Exchange differences on translating foreign operations	8.5	131	153
Income tax relating to items that may be reclassified		(168)	151
Items that may be reclassified subsequently to profit or loss (b)		468	(114)
Other comprehensive income for the year of continuing operations (a) + (b)		488	(169)
Exchange differences on translating foreign operations		-	225
Share of other comprehensive income in associates and joint ventures that may be reclassified		-	5
Other comprehensive income for the year of discontinued operations (EE) (c)		-	230
Other comprehensive income (a) + (b) + (c)		488	61
Total consolidated comprehensive income		1,761	789
Total comprehensive income attributable to owners of the parent		1,567	633
Total comprehensive income attributable to non-controlling interests		194	156

Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2015	December 31, 2014
Assets
Goodwill		24,745	24,784
Other Intangible assets		11,836	11,811
Property, plant and equipment		23,429	23,314
Interests in associates and joint ventures		570	603
Non-current financial assets		3,909	4,232
Non-current derivatives assets		1,593	579
Other non-current assets		84	76
Deferred tax assets		2,580	2,817
Total non-current assets		68,746	68,216
Inventories		706	709
Trade receivables		4,627	4,612
Current financial assets		1,339	245
Current derivatives assets		113	48
Other current assets		641	677
Operating taxes and levies receivables		751	890
Current tax assets		90	132
Prepaid expenses		657	392
Cash and cash equivalent		4,861	6,758
Total current assets		13,785	14,463
Assets held for sale (1)		5,932	5,725
Total assets		88,463	88,404
Equity and liabilities
Share capital		10,596	10,596
Additional paid-in capital		16,790	16,790
Retained earnings (2)		2,657	2,173
Equity attributable to the owners of the parent		30,043	29,559
Non controlling interest	8.4	2,057	2,142
Total equity	8	32,100	31,701
Non-current financial liabilities		30,109	29,482
Non-current derivatives liabilities		378	721
Non-current fixed assets payable		556	564
Non-current employee benefits		3,002	3,239
Non-current provisions for dismantling		720	712
Non-current restructuring provisions		304	336
Other non-current liabilities		776	677
Deferred tax liabilities		1,003	957
Total non-current liabilities		36,848	36,688
Current financial liabilities		4,368	4,891
Current derivatives liabilities		69	169
Current fixed assets payable		1,584	1,791
Trade payables		5,747	5,775
Current employee benefits		2,014	1,984
Current provisions for dismantling		13	21
Current restructuring provisions		106	162
Other current liabilities		1,530	1,294
Operating taxes and levies payables		1,465	1,288
Current tax payables		630	684
Deferred income		1,989	1,956
Total current liabilities		19,515	20,015
Total equity and liabilities		88,463	88,404

(1) EE in 2015 and 2014.
(2) O/w subordinated notes (see Note 8.7).

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Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2014		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	581	53	634	147	8	155	789
Share-based compensation		-	-	-	67	-	67	2	-	2	69
Purchase of treasury shares		-	-	-	48	-	48	-	-	-	48
Dividends		-	-	-	(1,317)	-	(1,317)	(291)	-	(291)	(1,608)
Subordinated notes		-	-	-	2,745	-	2,745	-	-	-	2,745
Changes in ownership interests with no gain/loss of control		-	-	-	(58)	-	(58)	44	-	44	(14)
Other movements		-	-	-	33	-	33	14	-	14	47
Balance at June 30, 2014		2,648,885,383	10,596	16,790	(1,111)	226	26,501	1,679	230	1,909	28,410
Consolidated comprehensive income		-	-	-	344	184	528	153	18	171	699
Share-based compensation		-	-	-	103	-	103	1	-	1	104
Purchase of treasury shares		-	-	-	61	-	61	-	-	-	61
Dividends		-	-	-	(529)	-	(529)	(3)	-	(3)	(532)
Subordinated notes		-	-	-	3,004	-	3,004	-	-	-	3,004
Changes in ownership interets with gain/loss of control		-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	(44)	-	(44)	(8)	-	(8)	(52)
Balance at December 31, 2014		2,648,885,383	10,596	16,790	1,763	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	1,099	468	1,567	174	20	194	1,761
Share-based compensation		-	-	-	1	-	1	2	-	2	3
Purchase of treasury shares	8.2	-	-	-	-	-	-	-	-	-	-
Dividends	8.3	-	-	-	(1,059)	-	(1,059)	(290)	-	(290)	(1,349)
Subordinated notes		-	-	-	(112)	-	(112)	-	-	-	(112)
Changes in ownership interest with no gain/loss of control	2	-	-	-	31	-	31	4	-	4	35
Other movements		-	-	-	56	-	56	5	-	5	61
Balance at June 30, 2015		2,648,885,383	10,596	16,790	1,779	878	30,043	1,789	268	2,057	32,100

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-Analysis of changes in shareholders' equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other compre-hensive income
	Assets available for sale	Hedging instruments	Translat- ion adjust- ment	Actuarial gains and losses	Defer- red taxes	Other components of comprehen- sive income of associates and joint ventures	Total	Hedging instruments	Translat- ion adjust- ment	Actuarial gains and losses	Defer- red taxes	Total
Balance at January 1, 2014	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
Variation	20	(440)	371	(75)	172	5	53	2	7	-	(1)	8	61
Balance at June 30, 2014	67	(567)	883	(449)	333	(41)	226	(1)	247	(22)	6	230	456
Variation	(46)	80	269	(67)	(21)	(31)	184	-	25	(8)	1	18	202
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658
Variation	9	496	111	28	(176)	-	468	-	20	-	-	20	488
Balance at June 30, 2015	30	9	1,263	(488)	136	(72)	878	(1)	292	(30)	7	268	1,146

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Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2015	June 30, 2014
Operating activities
Consolidated net income		1,273	728
Adjustments
Operating taxes and levies		1,144	1,185
Gains (losses) on disposal	2	(204)	(375)
Depreciation and amortization		3,040	2,988
Change in provisions		210	47
Remeasurement to fair value of previously held equity interests		(6)	-
Impairment of goodwill	5	-	229
Impairment of non-current assets		25	42
Share of profits (losses) of associates and joint ventures		(14)	19
Net income after tax of discontinued operations (EE)		(442)	-
Operational net foreign exchange and derivatives		8	3
Finance costs, net	7.1	839	861
Income tax	6	594	788
Share-based compensation		3	75
Changes in working capital requirements
Decrease (increase) in inventories, gross		4	(29)
Decrease (increase) in trade receivables, gross		(78)	(133)
Increase (decrease) in trade payables		(76)	(60)
Changes in other assets and liabilities		(233)	(408)
Other net cash out
Operating taxes and levies paid		(895)	(827)
Dividends received other than from EE		22	22
Dividends received from EE		364	237
Interest paid and interest rates effects on derivatives, net		(1,047)	(1,054)
Income tax paid		(412)	(408)
Net cash provided by operating activities (a)		4,119	3,930
o/w discontinued operations (EE)		406	301
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(2,906)	(2,865)
Increase (decrease) in fixed assets payables		(317)	(181)
Proceeds from sales of property, plant and equipment and intangible assets		34	21
Cash paid for investment securities, net of cash acquired		(50)	(17)
Investments in associates and joint ventures		-	(1)
Proceeds from sales of Orange Dominicana, net of cash transferred		-	806
Other proceeds from sales of investment securities, net of cash transferred	2	222	132
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(553)	(253)
Other		(139)	22
Net cash used in investing activities (b)		(3,709)	(2,336)

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(in millions of euros)	Note	June 30, 2015	June 30, 2014
Financing activities
Long-term debt issuances	7.3	471	1,286
Long-term debt redemptions and repayments	7.3	(2,147)	(3,700)
Increase (decrease) of bank overdrafts and short-term borrowings		(66)	(289)
Decrease (increase) of deposits and other debt-linked financial assets		1,455	(126)
Exchange rates effects on derivatives, net		116	(12)
Subordinated notes issuance, net of premium and fees		-	2,745
Coupons on subordinated notes	8.6	(169)	-
Proceeds (purchases) from treasury shares	8.2	14	53
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)		32	-
Others changes in ownership interests with no gain / loss of control		(214)	(20)
Dividends paid to owners of the parent company	8.3	(1,059)	(1,317)
Dividends paid to non-controlling interests	8.4	(205)	(202)
Net cash used in financing activities (c)		(1,772)	(1,582)
o/w discontinued operations (EE)		(220)	(174)
Net change in cash and cash equivalents (a) + (b) + (c)		(1,362)	12
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		6,758	5,934
o/w cash and cash equivalents		6,758	5,916
o/w discontinued operations		-	18
Cash change in cash and cash equivalents		(1,362)	12
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(535)	(1)
Pledged monetary financial securities in connection with the offer on Jazztel (1)		(560)	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		25	(1)
Cash and cash equivalents - closing balance		4,861	5,945
o/w cash and cash equivalents		4,861	5,945

(1) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (Note 2). On June 30, 2015, the pledge includes 0.8 billion euros of securities initially disclosed in current financial assets (against 1.4 billion euros on December 31, 2014) and 2.1 billion euros of securities initially disclosed in cash and cash equivalents (against 1.5 billion euros on December 31, 2014). This operation does not impact the statement of cash flows: the transfer of pledged cash and cash equivalents in the first semester into non-current financial assets is disclosed within non-cash change in cash and cash equivalents for 0.6 billion euros.

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Segment information

-Consolidated income statement for the half-year ended June 30, 2015

(in millions of euros)	France

		Spain	Poland	Belgium & Luxembourg
Revenues	9,485	1,847	1,436	607
• external	9,113	1,829	1,419	598
• inter-segments	372	18	17	9
External purchases	(3,400)	(1,229)	(734)	(385)
Other operating income	463	43	50	-
Other operating expenses	(305)	(61)	(48)	10
Labor expenses	(2,311)	(104)	(214)	(67)
Operating taxes and levies	(720)	(76)	(38)	(23)
Gains (losses) on disposal	1	-	11	-
Restructuring costs and similar items	(16)	-	-	(2)
Reported EBITDA	3,197	420	463	140
Depreciation and amortization	(1,305)	(310)	(349)	(99)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	1	-	1	-
Share of profits (losses) of associates and joint ventures	-	-	-	(1)
Operating income	1,893	110	115	40
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunication licenses	1,400	303	174	69
• telecommunication licenses	-	25	-	-
• financed through finance leases	-	2	5	-
Total investments (5)	1,400	330	179	69

(1) Corresponds to the aggregation of operating segments Spain, Poland, Belgium, Luxembourg and segments included in Other European countries.
(2) Including revenues of 2,110 million euros in France, 15 million euros in Spain, 9 million euros in Poland and 1,037 million euros in other countries.
Including tangible and intangible assets of 114 million euros in France and 52 million euros in other countries.
(3) Including revenues of 905 million euros in France and 51 million euros in other countries.
Including tangible and intangible assets of 143 million euros in France and 6 million euros in other countries.
(4) EE is classified under discontinued operations (see Note 2.2).
(5) Including 908 million euros for other intangible assets and 2,018 million euros for tangible assets (see Note 2.2).

Europe			Africa & Middle-East	Enterprise (2)	Interna-tional Carriers & Shared Services (3)	Eliminations	Total Orange	EE (100%) (4)
Other European countries	Eliminations Europe	Total Europe (1)
805	(2)	4,693	2,283	3,171	956	(1,031)	19,557	4,255
793	-	4,639	2,137	3,002	666	-	19,557	4,255
12	(2)	54	146	169	290	(1,031)	-	-
(435)	6	(2,777)	(1,071)	(1,842)	(1,522)	2,226	(8,386)	(2,750)
21	(4)	110	17	77	1,222	(1,590)	299	47
(30)	-	(129)	(198)	(92)	(388)	395	(717)	(55)
(68)	-	(453)	(195)	(828)	(675)	-	(4,462)	(310)
(8)	-	(145)	(169)	(56)	(54)	-	(1,144)	(69)
1	-	12	(2)	24	169	-	204	(5)
-	-	(2)	(4)	(7)	(13)	-	(42)	(60)
286	-	1,309	661	447	(305)	-	5,309	1,053
(166)	-	(924)	(455)	(176)	(180)	-	(3,040)	(814)
-	-	-	-	6	-	-	6	-
-	-	-	-	-	-	-	-	-
(27)	-	(26)	-	-	-	-	(25)	-
-	-	(1)	19	(3)	(1)	-	14	(1)
93	-	358	225	274	(486)	-	2,264	238
							(839)	(65)
							(594)	(40)
							831	-
							442	133
							1,273

104	-	650	320	154	148	-	2,672	340
-	-	25	209	-	-	-	234	-
-	-	7	-	12	1	-	20	-
104	-	682	529	166	149	-	2,926	340

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Segment information

-Consolidated income statement for the half-year ended June 30, 2014

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Revenues	9,614	1,920	1,456	629
• external	9,226	1,907	1,439	622
• inter-segments	388	13	17	7
External purchases	(3,498)	(1,253)	(707)	(401)
Other operating income	492	49	37	13
Other operating expenses	(264)	(77)	(41)	(8)

Labor expenses	(2,378)	(104)	(233)	(70)
Operating taxes and levies	(750)	(74)	(49)	(23)
Gains (losses) on disposal	-	-	70	-
Restructuring costs and similar items	(20)	-	-	(3)
Reported EBITDA	3,196	461	533	137
Depreciation and amortization	(1,289)	(295)	(367)	(95)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	1	-	(1)	-
Share of profits (losses) of associates and joint ventures	(1)	-	1	-
Operating income	1,907	166	166	(187)
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations (EE)
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunication licenses	1,290	281	183	93
• telecommunication licenses	-	-	88	-
• financed through finance leases	-	-	-	-
Total investments (5)	1,290	281	271	93

(1) Corresponds to the aggregation of operating segments Spain, Poland, Belgium, Luxembourg and segments included in Other European countries.
(2) Including revenues of 2,203 million euros in France, 14 million euros in Spain, 7 million euros in Poland and 915 million euros in other countries.
Including tangible and intangible assets of 120 million euros in France, 2 million euros in Spain and 42 million euros in other countries.
(3) Including revenues of 849 million euros in France and 55 million euros in other countries.
Including tangible and intangible assets of 117 million euros in France and 1 million euros in other countries.
(4) EE is classified under discontinued operations (see Note 2.2).
(5) Including 1,022 million euros for other intangible assets and 1,886 million euros for tangible assets (see Note 2.2).

Europe			Africa & Middle-East	Enterprise (2)	Interna-tional Carriers & Shared Services (3)	Eliminations	Total Orange	EE (100%) (4)
Other European countries	Eliminations Europe	Total Europe (1)
918	(2)	4,921	2,075	3,139	904	(1,061)	19,592	3,792
903	-	4,871	1,930	2,954	611	-	19,592	3,792
15	(2)	50	145	185	293	(1,061)	-	-
(468)	3	(2,826)	(996)	(1,798)	(1,456)	2,245	(8,329)	(2,518)
19	(1)	117	17	71	1,255	(1,604)	348	23
(64)	-	(190)	(74)	(77)	(334)	420	(519)	(136)
(76)	-	(483)	(186)	(815)	(705)	-	(4,567)	(246)
(11)	-	(157)	(167)	(54)	(57)	-	(1,185)	(48)
281	-	351	(1)	22	3	-	375	2
-	-	(3)	(1)	(35)	(2)	-	(61)	(69)
599	-	1,730	667	453	(392)	-	5,654	800
(150)	-	(907)	(426)	(169)	(197)	-	(2,988)	(737)
-	-	-	-	-	-	-	-	-
-	-	(229)	-	-	-	-	(229)	-
-	-	(1)	(38)	-	(4)	-	(42)	-
-	-	1	(9)	(8)	(2)	-	(19)	(4)
449	-	594	194	276	(595)	-	2,376	59
							(861)	(63)
							(788)	5
							727	-
							1	1
							728	1

115	-	672	294	154	91	-	2,501	326
222	-	310	54	-	-	-	364	-
-	-	-	1	15	27	-	43	-
337	-	982	349	169	118	-	2,908	326

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Segment information

-Consolidated statement of financial position for the half-year ended June 30, 2015

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	782	362
Other intangible assets	3,510	1,190	734	273
Property, plant and equipment	11,917	1,873	2,666	807
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	4	-
Total non-current assets	30,814	7,787	4,186	1,442
Inventories	376	55	53	16
Trade receivables	1,444	854	402	212
Prepaid expenses	110	109	28	22
Current assets included in the net financial debt	-	-	-	-
Other	665	5	128	22
Total current assets	2,595	1,023	611	272
Assets held for sale (5)	-	-	-	-
Total assets	33,409	8,810	4,797	1,714
Equity	-	-	-	-
Fixed assets payables	122	1	206	-
Non-current employee benefits	1,887	-	63	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	786	138	74	71
Total non-current liabilities	2,795	139	343	71
Fixed assets payables	561	317	125	55
Trade payables	2,252	781	286	147
Current employee benefits	1,159	22	58	33
Deferred income	1,199	59	109	75
Current liabilities included in the net financial debt	-	-	-	-
Other	865	63	375	139
Total current liabilities	6,036	1,242	953	449
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	8,831	1,381	1,296	520

(1) Corresponds to the aggregation of operating segments Spain, Poland, Belgium, Luxembourg and segments included in Other European countries.
(2) Some trade receivables generated by the Enterprise segment (approximately 210 million euros) are included in the France segment, which is responsible for their collection.
Including tangible and intangible assets of 603 million euros in France and 264 million euros in other countries.
(3) Including tangible and intangible assets of 2,242 million euros in France and 15 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(4) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity.
(5) Relates to EE, classified under discontinued operations (see Note 2.2).

Europe			Africa & Middle-East	Enterprise (2)	Interna-tional Carriers & Shared Services (3)	Eliminations and unallocated items (4)	Total Orange	EE (100%) (5)
Other European countries	Eliminations Europe	Total Europe (1)
2,159	-	8,026	873	449	15	-	24,745	8,008
744	-	2,941	1,391	348	3,646	-	11,836	5,310
925	-	6,271	2,979	519	1,743	-	23,429	3,231
-	-	1	564	1	3	-	570	-
-	-	-	-	-	-	1,816	1,816	112
1	-	5	7	9	2	6,323	6,350	344
3,829	-	17,244	5,814	1,326	5,409	8,139	68,746	17,005
34	-	158	85	41	46	-	706	120
156	-	1,624	691	705	817	(654)	4,627	994
20	-	179	127	177	121	(57)	657	372
-	-	-	-	-	-	6,287	6,287	148
26	(1)	180	207	136	154	166	1,508	51
236	(1)	2,141	1,110	1,059	1,138	5,742	13,785	1,685
-	-	-	-	-	5,932	-	5,932	-
4,065	(1)	19,385	6,924	2,385	12,479	13,881	88,463	18,690
-	-	-	-	-	-	32,100	32,100	11,914
225	-	432	2	-	-	-	556	24
3	-	66	79	281	689	-	3,002	214
-	-	-	-	-	-	30,488	30,488	3,268
57	-	340	148	32	274	1,222	2,802	277
285	-	838	229	313	963	31,710	36,848	3,783
83	-	580	339	38	68	(2)	1,584	317
171	-	1,385	982	620	1,162	(654)	5,747	1,835
22	-	135	67	341	312	-	2,014	85
59	-	302	173	219	156	(60)	1,989	335
-	-	-	-	-	-	4,437	4,437	64
86	(1)	662	485	168	890	674	3,744	357
421	(1)	3,064	2,046	1,386	2,588	4,395	19,515	2,993
-	-	-	-	-	-	-	-	-
706	(1)	3,902	2,275	1,699	3,551	68,205	88,463	18,690

12[Back to Contents]

Segment information

-Consolidated statement of financial position for year ended December 31, 2014

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	767	362
Other intangible assets	3,560	1,219	753	305
Property, plant and equipment	11,696	1,820	2,740	804
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	1	-
Total non-current assets	30,643	7,763	4,261	1,471
Inventories	385	63	47	18
Trade receivables	1,534	866	354	205
Prepaid expenses	75	35	17	10
Current assets included in the net financial debt	-	-	-	-
Other	726	8	35	8
Total current assets	2,720	972	453	241
Assets held for sale (5)	-	-	-	-
Total assets	33,363	8,735	4,714	1,712
Equity	-	-	-	-
Fixed assets payables	123	-	202	-
Non-current employee benefits	2,074	-	82	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	820	141	71	67
Total non-current liabilities	3,017	141	355	67
Fixed assets payables	672	282	167	71
Trade payables	2,411	815	303	152
Current employee benefits	1,144	27	42	34
Deferred income	1,189	75	105	80
Current liabilities included in the net financial debt	-	-	-	-
Other	785	64	214	108
Total current liabilities	6,201	1,263	831	445
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	512

(1) Corresponds to the aggregation of operating segments Spain, Poland, Belgium, Luxembourg and segments included in Other European countries.
(2) Some trade receivables generated by the Enterprise segment (approximately 264 million euros) are included in the France segment, which is responsible for their collection.
Including tangible and intangible assets of 525 million euros in France and 251 million euros in other countries.
(3) Including tangible and intangible assets of 2,320 million euros in France and 12 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(4) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity.
(5) Relates to EE, classified under discontinued operations (see Note 2.2).

Europe			Africa & Middle-East	Entreprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items (4)	Total Orange	EE (100%) (5)
Other European countries	Eliminations Europe	Total Europe (1)
2,167	-	8,019	853	447	83	-	24,784	7,314
795	-	3,072	1,242	309	3,628	-	11,811	5,360
980	-	6,344	2,970	467	1,837	-	23,314	2,893
-	-	1	524	72	5	-	603	3
-	-	-	-	-	-	1,201	1,201	-
-	-	1	6	9	1	6,482	6,503	324
3,942	-	17,437	5,595	1,304	5,554	7,683	68,216	15,894
51	-	179	72	25	48	-	709	98
163	-	1,588	620	665	841	(636)	4,612	979
8	-	70	51	118	85	(7)	392	250
-	-	-	-	-	-	7,010	7,010	531
25	-	76	247	137	162	392	1,740	36
247	-	1,913	990	945	1,136	6,759	14,463	1,894
-	-	-	-	-	5,725	-	5,725	-
4,189	-	19,350	6,585	2,249	12,415	14,442	88,404	17,788
-	-	-	-	-	-	31,701	31,701	11,450
237	-	439	2	-	-	-	564	23
2	-	84	80	290	711	-	3,239	208
-	-	-	-	-	-	30,203	30,203	2,705
57	-	336	8	30	308	1,180	2,682	357
296	-	859	90	320	1,019	31,383	36,688	3,293
118	-	638	353	43	87	(2)	1,791	394
219	-	1,489	821	603	1,087	(636)	5,775	1,968
21	-	124	61	338	317	-	1,984	86
64	-	324	162	188	101	(8)	1,956	306
-	-	-	-	-	-	5,060	5,060	57
27	-	413	484	198	673	896	3,449	234
449	-	2,988	1,881	1,370	2,265	5,310	20,015	3,045
-	-	-	-	-	-	-	-	-
745	-	3,847	1,971	1,690	3,284	68,394	88,404	17,788

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Notes to the consolidated financial statements

Notes index

NOTE 1 Basis of preparation of the consolidated financial statements

NOTE 2 Gains and losses on disposal and main changes in scope of consolidation

NOTE 3 Revenues

NOTE 4 Purchases and other expenses

NOTE 5 Impairment losses and goodwill

NOTE 6 Income tax

NOTE 7 Financial assets, liabilities and financial results

NOTE 8 Shareholders' equity

NOTE 9 Litigation and unrecognized contractual commitments

NOTE 10 Related party transaction

NOTE 11 Subsequent events

NOTE 1     Basis of preparation of the consolidated financial statements

This note describes the evolution of the accounting policies since the publication of the consolidated financial statements for 2014 and which were used by Orange (hereafter called "the Group") for the preparation of its interim financial statements at June 30, 2015.

1.1Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 27, 2015.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first half of 2015 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2014, with the exception of the specific requirements of IAS 34 and the application of the new standards presented in Note 1.3. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of IAS 39 and the standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

-fairly present the Group’s financial position, financial performance and cash flows;

-reflect the economic substance of the transactions;

-are neutral;

-are prepared on a prudent basis; and

-are complete in all material respects.

The operating segments now include “Europe” with its main operating segments (Spain, Poland, Belgium and Luxemburg, Other European countries) and “Africa and Middle East”. This new presentation does not change the definition of operating segments.

1.2Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2014. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2015 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with the related accounting issues.

1.3New standards and interpretations

The interpretation IFRIC 21-Levies:

-defines the obligating event that gives rise to a liability to pay a levy (as the activity that triggers the levy), as identified by the relevant legislation, and

-refers to other standards to determine whether the recognized liability gives rise to an asset or an expense.

Because the Group is listed in the United States, it applied IFRIC 21 - Levies from January 1, 2014, i.e. earlier than the compulsory application date within the European Union.

In this context of first application, due to the diversity in applying IFRIC 21 to levies based on assets required for the production of services, the Group submitted this issue to the IFRS Interpretations Committee (IFRS IC). With respect to the Group, this mainly relates to the IFER (flat-rate tax on network businesses) and miscellaneous levies on equipment or land on telecommunications networks.

In accordance with:

-a view (applied by the Group in June 2014): these levies are part of the production cost in accordance with IAS 2 to be systematically incorporated into the production cost and thus into the cost of sales over a period not exceeding one year,

-another view (the market practice which arose during the first half of 2015): the levy should be expensed when accrued for in accordance with IFRIC 21.

In January 2015, the IFRS IC confirmed that it will not rule on this matter. Nevertheless, the Group has decided to align its accounting treatment to the market practice which means that the levies are fully expensed on January 1. The comparative periods as at June 30, 2014 have been reported in accordance with this other view. This decision does not affect the yearly results nor the equity on January 1. It changes the EBITDA’s quarterly seasonality as follows:

	March 31, 2014 (unaudited)	June 30, 2014	September 30, 2014 (unaudited)	December 31, 2014	March 31, 2015 (unaudited)
EBITDA previously reported	2,716	5,917	9,147	11,112	2,808
EBITDA (according to the market practice)	2,322	5,654	9,015	11,112	2,408
Difference	(394)	(263)	(132)	-	(400)
Difference net of income tax	(244)	(163)	(82)	-	(248)

Among the standards and interpretations compulsory after June 30, 2015, the following might affect the Group’s future consolidated financial statements:

Standard (application date for the Group)	Consequences for the Group
IFRS 15 Revenue from Contracts with Customers (January 1, 2018 according to exposure draft)

This standard should mainly affect the Group revenue recognition with respect to:

•  long-term Enterprise contracts;

•  arrangements which include a handset component with a discounted price and a communication service component: the total revenue will not change but its allocation between the handset sold and the communication service will change (more equipment revenue and less service revenue) and the timing of the revenue recognition will be accelerated (no more contingent revenue cap);

•  subscriber acquisition and retention cost: the portion of these costs relating to incremental costs to acquire a contract (i.e. the,payment to distributors directly attributable to contract acquisition, excluding subsidies) will be eligible for deferral.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 18.3 and 18.4 attached to the Group consolidated financial statements as of December 31, 2014.

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NOTE 2     Gains and losses on disposal and main changes in scope of consolidation

2.1     Net gain on disposal

The net gain on disposal amounted to 204 million euros as at June 30, 2015, mainly due to the disposal of Dailymotion (169 million euros).

2.2     Main changes in scope of consolidation

Changes in scope of consolidation as at June 30, 2015

Egypt

On February 22, 2015, in accordance with the terms of the 2012 agreements, the Group exercised its option to acquire the remaining interest held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom).

The financial debt related to the commitment to purchase extinguished with the payment.

Dailymotion disposal

On June 30, 2015, Orange completed the sale of 80% of Dailymotion to Vivendi for 217 million euros. This transaction resulted in the recognition of:

-a disposal of 138 million euros relating to the sale of 80% of Dailymotion,

-a gain of 31 million euros relating to the remeasurement at fair value of the investment retained.

The 20% stake retained in Dailymotion is measured at fair value of 51 million euros on the basis of the put option granted by Vivendi.

The net gain on disposal amounted to 169 million euros at June 30, 2015. The net amount received at the end of June 2015 amounted to 213 million euros (including costs to sell and cash transferred).

Orange has an option to sell its remaining stake, exercisable within 2 months following the General Meeting which will approve Dailymotion’s 2016 financial statements, for a fixed amount of 51 million euros. The Group also granted to Vivendi an option to acquire its remaining stake in Dailymotion, exercisable within 2 months after the end of the exercise period of Orange’ put option, for a fixed amount of 57 million euros. Limited warranties, usual for this type of transaction, were granted.

Transaction in progress as at June 30, 2015

Jazztel acquisition

The acquisition of Jazztel by Orange was approved by the European Commission on May 19, 2015; and on May 26, 2015 the Spanish stock market authority (CNMV) authorized the voluntary tender offer by Orange to acquire 100% of the shares of Jazztel at 13 euros per share in cash. The tender offer was opened from May 28 to June 24, 2015 following which Orange acquired 94.75% of Jazztel against a payment of 3,179 million euros made on July 1, 2015 (settlement date of the offer). Jazztel will be consolidated in Orange’s financial statements from July 1, which is the acquisition date. The Group will perform a purchase price allocation to measure the identifiable assets acquired and liabilities assumed in its 2015 consolidated financial statements.

The Group had pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantees to secure the offer. These securities have been reported as non-current financial assets (ie excluded from the cash equivalents) as at 30 June 2015. They were released on July 1 following the completion of the acquisition.

Orange has decided to exercise its squeeze-out rights, which will enable it to acquire the remaining 5.25% of Jazztel’s share capital, at the offering price. The squeeze-out will occur in August 2015 and will result in an additional cash-out of 176 million euros. Jazztel’s shares will be automatically delisted from the Spanish Stock Exchanges.

Disposal of EE

The transaction was notified on May 18, 2015 by BT to the English Competition Authority, which started a phase 2 investigation on June 9, 2015. The closing of the transaction is expected during the first half of 2016.

At 30 June 2015, the line "assets held for sale" in the statement of financial position includes Orange’s share in EE as well as the foreign exchange remeasurement relating to the hedged portion. Due to the hedge, this impact is offset in the income statement. The amount recognized as net income after tax of discontinued operations as at June 30, 2015 corresponds to the dividend received from EE for 364 million euros and the tax effect of the investment hedge.

Medi Telecom’s consolidation

 In accordance with the terms of the 2010 agreements, the Group exercised its call option to acquire 9% of Medi Telecom's share capital. The Group completed this purchase in July 2015 and now holds respectively 49% and 50.1% of entity’s share capital and voting rights. The Group will consolidate Medi Telecom in its financial statements from the 2015 half semester and will perform a purchase price allocation to the identifiable assets acquired and liabilities assumed.

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NOTE 3     Revenues

(in millions of euros)	June 30, 2015	June 30, 2014
France	9,485	9,614
Mobile services	3,732	3,878
Mobile equipment sales	312	230
Fixed services	5,162	5,267
Other revenues	279	239
Spain	1,847	1,920
Mobile services (1)	1,145	1,246
Mobile equipment sales	238	234
Fixed services (1)	463	435
Other revenues	1	5
Poland	1,436	1,456
Mobile services	664	693
Mobile equipment sales	69	37
Fixed services	627	672
Other revenues	76	54
Belgium and Luxembourg	607	629
Mobile services	495	509
Mobile equipment sales	63	67
Fixed services	42	43
Other revenues	7	10
Other european countries	805	918
Mobile services	671	792
Mobile equipment sales	50	45
Fixed services	63	58
Other revenues	21	23
Eliminations Europe	(2)	(2)
Europe	4,693	4,921
Mobile services	2,974	3,239
Mobile equipment sales	420	383
Fixed services	1,195	1,207
Other revenues	104	92
Africa and Middle-East	2,283	2,075
Mobile services	1,825	1,608
Mobile equipment sales	37	35
Fixed services	372	390
Other revenues	49	42
Enterprise	3,171	3,139
Voice services	773	823
Data services	1,469	1,449
IT & integration services	929	867
International Carriers and Shared Services	956	904
International Carriers	769	722
Shared Services	187	182
Eliminations	(1,031)	(1,061)
Total	19,557	19,592

(1) Includes effects of the new convergence discount allocation between fixed services and mobile services.

Revenues (excluding Enterprise and International Carriers and Shared Services) present the following product lines:

-mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

-sale of mobile devices: including revenues from sales of mobile devices comprising subsidized and unsubsidized sales, excluding sales of accessories;

-fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

-other revenues: including revenues from sales and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment product lines correspond to the following activities:

-legacy networks comprise products and solutions provided to customers to ensure the continuity of their operations and to initiate their migration towards newer solutions;

-mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, broadband and very high speed broadband or broadcasting;

-growing networks comprise VoIP, image and videoconferencing ranges, and satellite access infrastructures, WiFi and optical fiber;

-services include platform services (customer relationship management, messaging, hosting, cloud computing, machine-to-machine), collaborative services and sales of equipment associated with integration services.

Revenues from International Carriers and Shared Services operating segment cover:

-the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

-shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

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NOTE 4     Purchases and other expenses

4.1     External purchases

(in millions of euros)	June 30, 2015	June 30, 2014
Commercial expenses and content rights	(2,989)	(3,028)
o/w costs of terminals and other equipment sold	(1,756)	(1,713)
o/w advertising, promotional, sponsoring and rebranding costs	(390)	(409)
o/w costs of content rights	(187)	(181)
Service fees and inter-operator costs	(2,476)	(2,326)
Other network expenses, IT expenses	(1,393)	(1,389)
Other external purchases	(1,528)	(1,586)
o/w rental expenses	(574)	(589)
Total	(8,386)	(8,329)

4.2     Other operating expenses

In addition to allowances and losses on trade receivables and universal service charges, other operating expenses of the first half of 2015 include an expense of 413 million euros related to effects of litigations in France and abroad and an expense of 112 million euros as a result of the asset portfolio restructuring.

NOTE 5     Impairment losses and goodwill

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

As the preparation of multi-year plans is performed at year-end, the half-year reassessments resulting from the identification of impairment indications are derived from a preliminary review of projected cash flows retained at the end of the previous year.

At June 30, 2015

At June 30, 2015, the review of impairment indicators has not led the Group to recognize any impairment.

At June 30, 2014

In Belgium, the goodwill impairment of 229 million euros as of June 30, 2014, reflected the impact on projected cash flows of increased tax pressure and lower revenues on the enterprises segment. The tested carrying value was brought down to the value in use of long-term assets and working capital at 100% (1.4 billion euros).

NOTE 6     Income tax

(in millions of euros)	June 30, 2015	June 30, 2014
Income tax	(594)	(788)
Current tax	(456)	(616)
Deferred tax	(138)	(172)

Orange SA is subject to a tax audit relating to the 2010-2012 fiscal years which is still in progress and has no accounting consequences on results as of June 30, 2015.

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NOTE 7     Financial assets, liabilities and financial results

7.1     Financial result

The financial result amounts to (839) million euros at June 30, 2015 against (861) million euros at June 30, 2014.

7.2     Net financial debt

Net financial debt as defined and used by Orange is described in the following chart:

(in millions of euros)	June 30, 2015	December 31, 2014
TDIRA	1,189	1,376
Bonds, excluding TDIRA	27,666	28,443
Bank and multilateral lending institutions loans	2,527	2,253
Finance lease liabilities	592	619
Securitization debt	-	500
Cash collateral received	1,222	166
Commercial papers	853	238
Bank overdrafts	222	99
Commitment to purchase ECMS shares (1)	-	275
Other commitments to purchase non-controlling interests	43	43
Other	164	361
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,478	35,263
Derivatives (liabilities) current and non-current	447	890
Liabilities included in the calculation of net financial debt (a)	34,925	35,263
Derivatives (assets) current and non-current	1,706	627
Gross financial debt after derivatives	33,219	34,636
Cash collateral paid	223	622
Other financial assets at fair value, excluding derivatives	1,313	204
Cash equivalents	2,253	4,628
Cash	2,608	2,130
Assets included in the calculation of net financial debt (b)	8,103	8,211
Effective portion of cash flow hedges	(418)	(933)
Effective portion of net investment hedges	(20)	(29)
Components of equity included in the calculation of net financial debt (c)	(438)	(962)
External net financial debt (a) - (b) + (c)	26,384	26,090

(1) On February, 2015, the Group exercised its option to acquire the remaining interests held by OTMT in ECMS (cf. Note 2.2).

At June 2015, as at December 2014, the pledged monetary financial securities in connection with the offer on Jazztel are deducted from the gross financial debt.

7.3 Main debt redemptions

Orange SA and ECMS redeemed bonds outstanding as at December 2014 and maturing during the first semester of 2015.

Moreover, Orange SA proceeded, in April 2015, to the following early redemptions:

-88 millions of pounds sterling of the remaining 286 million pounds sterling of bond maturing in May 2016 with a coupon of 5%;

-231 millions of pounds sterling of a 500 million pounds sterling bond maturing in December 2017 with a coupon of 8%;

-211 millions of pounds sterling of a 450 million pounds sterling bond maturing in December 2020 with a coupon of 7,25%;

-88 millions of pounds sterling of a 350 million pounds sterling bond maturing in December 2025 with a coupon of 5,25%;

In addition, Orange SA redeemed, on May 7, 2015, the remaining 14 184 TDIRA from the Supplier Tranche for a nominal amount of 200 million euros including 152 million euros in respect of the liability components. Taking into account redemptions made since their issue, 89 398 TDIRA remain outstanding at June 30, 2015, for a nominal amount of 1,261 million euros.

7.4     Orange's debt ratings

Regarding the changes in Orange's debt ratings in the first half-year of 2015, rating agency Fitch Ratings revised on June 9, 2015, its outlook from Negative to Stable, confirming Orange's long-term debt rating at BBB+ as well as Orange's short-term debt rating at F2.

At June 30, 2015, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Stable	Stable
Short-term debt	A2	P2	F2

7.5     Management of covenants

The specific covenants with regards to financial ratios described in December 2014 remain met.

7.6     Fair value of financial assets and liabilities

During the first half-year of 2015, no significant event has occurred regarding the fair value of financial assets and liabilities.

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NOTE 8     Shareholders' equity

At June 30, 2015, based on the number of issued shares at that date, Orange SA's share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 25.04% of Orange SA's share capital and 25.04% of the voting rights either directly or jointly with Bpifrance Participations.

The law n°2014-384 voted on March 29th, 2014 (known as the "Florange law") will conduct to a modification of voting rights from April 2016.

8.1     Changes in share capital

No new shares were issued during the first half of 2015.

During the six months ended June 30, 2015, the weighted average number of ordinary shares outstanding and the weighted average number of ordinary and dilutive shares outstanding were 2,648,869,678.

8.2     Treasury shares

As authorized by the Shareholders' Meeting of May 27, 2015, the Board of Directors instituted a new share buyback program (the 2015 Buyback Program) and cancelled the 2014 Buyback Program, with immediate effect. The 2015 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 7, 2015.

The only shares bought back by Orange during the first half of 2015 were shares bought back as part of the liquidity contract.

At June 30, 2015, Orange held 34,109 of its own shares (including 0 shares as part of the liquidity contract), compared with 41,017 at December 31, 2014 (of which 0 shares as part of the liquidity contract).

These treasury shares are intended to fulfill obligations to Group's employees.

8.3     Dividends

The Shareholders' Meeting held on May 27, 2015 approved the payment of a dividend of 0.60 euro per share in respect of 2014. After payment of the interim dividend of 0.20 euro per share on December 9, 2014 for a total of 529 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 10, 2015 for an amount of 1,059 million euros.

8.4     Non-controlling interests

(in millions of euros)	June 30, 2015	December 31, 2014
Debit part of equity attributable to non-controlling interests (a)	2,071	2,152
o/w Orange Polska	960	989
o/w Sonatel Group	536	597
o/w Jordan Telecom Group	203	206
o/w Mobistar Group	189	177
Credit part of equity attributable to non-controlling interests (b)	(14)	(10)
Total Equity attributable to non-controlling interests (a) + (b)	2,057	2,142
(in millions of euros)	June 30, 2015	June 30, 2014
Dividends paid to minority shareholders	290	291
o/w Sonatel Group	176	171
o/w Orange Polska	79	78
o/w Jordan Telecom Group	26	27

8.5     Cumulative translation adjustment

(in millions of euros)	June 30, 2015	June 30, 2014
Profit (loss) recognized in other comprehensive income during the period	130	(13)
Reclassification to net income for the period	1	166
Total translation adjustments for continuing operations	131	153
Profit (loss) recognized in other comprehensive income during the period (1)	-	225
Reclassification to the net income for the period	-	-
Total translation adjustments for discontinued operations	-	225

(1) Relates to EE.

The change in translation differences recognized in other comprehensive income includes:

-in the first half of 2015, an increase of 56 million euros due to the appreciation in the Polish zloty and 56 million euros due to the appreciation in the Jordanian dinar,

-in the first half of 2014, an increase of 226 million euros due to the appreciation in the pound sterling.

At June 30, 2014, the reclassification of translation adjustments to net income for the period was due to the disposal of Orange Dominicana.

8.6     Subordinated notes

On the first half-year of 2015, Orange did not exercise its right to defer the coupons of the subordinated notes and therefore paid:

-On February 9, 2015, a remuneration of 95 million euros and 38 million pounds sterling (equivalent to 51 million euros) to the holders of the issue of February 2014;

-On April 1, 2015, a remuneration of 17 million pounds sterling (equivalent to 23 million euros) to the holders of the tranche denominated in pound sterling of the issue of October 2014.

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NOTE 9     Litigation and unrecognized contractual commitments

9.1     Litigation

At June 30, 2015, the contingency reserves recorded by the Group for all non-tax related disputes in which it is involved amounted to 832 million euros compared with 491 million euros at December 31, 2014, an evolution resulting from the reassessment of risks in relation to certain litigations in France and abroad. Orange believes that the disclosure of provisions recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2014, that have had or may have a material impact on the Group’s financial position.

9.1.1     France Litigations

Litigations related to competition law

-On March 10, 2015, Orange received the expected statement of objections under the investigation into the Company’s practices in the fixed and mobile enterprise markets by the Competition Authority. The statement of objections levied four grounds for complaints against Orange: one for discrimination in the wholesale fixed-line market, two regarding loyalty practices in the mobile enterprise market and one for exclusive discounts in the enterprise data market. On June 17, 2015, the investigation department of the Authority rendered its final report which confirmed the four grounds for complaints previously levied in the statement of objections. The decision of the Board of the Competition Authority is expected during the second half of 2015. If the Board finds that Orange’s practices breach competition rules, it may impose a fine that will take into account the seriousness of the facts, the importance of the damage caused to the economy, the position of the company or its group and the reiteration. Orange will present its arguments. Nevertheless, given the unusual extent of the investigation which involves practices some of which are considered as ongoing since 2002, Orange believes that the amount of the potential fine which could be imposed by the Competition Authority may be material.

Concurrently to the ongoing investigation before the French Competition Authority, SFR brought an action before the Paris Commercial Court on June 18, 2015, for damages allegedly suffered because of Orange‘s practices and provisionally estimated at 512 million euros. SFR only provided a very brief justification of its losses and requested a stay of proceedings until the decision of the Competition Authority on the enterprise markets. In light of the documentation provided so far by SFR, Orange cannot assess the relevance of the claims. In any case, any right for SFR to be indemnified remains dependent on an anticompetitive behaviour of Orange being recognized and damages actually suffered by SFR as a consequence of such behaviour being proved.

-On March 16, 2015, the Paris Commercial Court ordered Orange to pay Outremer Telecom 8 million euros as a compensation for the damages it has suffered as a result of Orange’s practices in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana that were punished by the Competition Authority in 2009. Outremer Telecom claimed 75 million euros in damages. Orange appealed this judgment. In a parallel procedure started in 2009, Digicel seeks compensation for alleged damages in an amount which it assessed in its latest pleas at 594 million euros. The Court’s ruling is expected during the second half of 2015.

Other proceedings

-On May 27, 2015, the Paris Court of Appeal, examining the case on remand after a second partial annulment of its former decision by the French Supreme Court, ruled that Orange’s practices, definitively found as constituting an abuse of dominant position and that deprived Lectiel of the directory database (together with daily updates and without the list of Orange’s subscribers), constitute civil faults that give rise to compensation. The Court appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the market segment of direct marketing and during the period from 1991 to 1998 only. Orange is considering an appeal before the French Supreme Court.

9.1.2     Spain litigations

-Further to the fine of 120 million euros imposed on December 20, 2012 by the Spanish Market and Competition Commission on Telefonica, Vodafone and Orange Espagne (including 30 million euros for Orange Espagne) for abuse of dominant position of each operator in its own termination market, Orange lodged two appeals before the Spanish courts. On May 22, 2015, the Spanish Supreme Court rejected the appeal on the protection of Orange’s fundamental rights. Its ruling is final. This decision has no impact on the ordinary appeal procedure which is still pending and for which a ruling could be rendered by the Court of appeal during the second half of 2015.

9.1.3     Other Countries litigations

-On March 29, 2015, the Egyptian arbitral tribunal, hearing the case having opposed Telecom Egypt (TE) and ECMS (Mobinil) since 2009 about the performance of their interconnection agreement, issued its award setting the different claims for compensation by both parties. The tribunal rejected all the claims made by TE amounting to 10.6 billion Egyptian pounds (1.2 billion euros) and upheld the principle of compensation in favor of Mobinil resulting from TE’s bad performance under the leased-lines agreement and unequal treatment with other operators, while leaving to an expert the determination of the amount of damages to be paid to Orange’s subsidiary. Mobinil’s claims amount to 407 million Egyptian pounds (47 million euros).

-As part of the proceeding opened in April 2011 by the Romanian Competition Authority against all Romanian mobile operators for potential abuse of dominant position on their respective termination call market, the Authority has accepted in July 2015 that market commitments be proposed by Orange Romania. The decision of the Authority approving the proposed commitments will put an end to this proceeding.

9.1.4     Other litigations

-On February 26, 2015, the General Court of the European Union (GCEU) rejected Orange’s appeal against the European Commission’s ruling of December 20, 2011, which required France to align its calculation of social security contributions paid by Orange in respect of staff classed as civil servants of the French state with those of its competitors, including where these related to “non-common” risks. This ruling has no impact on Orange’s financial position as the calculation had already been amended as from 2012 by the Law of August 16, 2012 brought in following the Commission’s initial ruling. Orange lodged an appeal before the European Court of Justice (ECJ).

-On July 2, 2015, the GCEU, examining the case on remand after annulment by the ECJ of its ruling dated May 21, 2010, which had cancelled the decision of the European Commission of August 2, 2004, confirmed that the Commission was wrong to describe the shareholder’s loan offer made in December 2002 to Orange by the French Government as a State aid and upheld its annulment of the European Commission’s decision. The Commission had found that the announcement by the French Government of its willingness to extend a shareholder’s loan to Orange, within the context of the statements made since July 2002, represented State aid incompatible with European law. The European Commission may lodge a new appeal before the ECJ.

Apart from the proceedings mentioned above, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2014, which have had over the period, or which may have, a material impact on the Company’s or the Group’s financial position or profitability.

9.2     Unrecognized contractual commitments

The main developments in commitments made in relation to the disposal or acquisition of securities are presented in Note 2 relating to changes in scope of consolidation.

Following contractual negotiations during the first half of the year 2015, total handsets purchase commitments have decreased by (1.3) billion euros.

No other major event has impacted the unrecognized contractual commitments described in the consolidated financial statements for 2014.

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NOTE 10   Related party transaction

During the first six months of 2015, no operation had significant effect on the amounts of the transactions with the related parties published on December 31, 2014.

NOTE 11   Subsequent events

Changes in scope of consolidation

Jazztel's takeovers and Medi Telecom's consolidation occurred in July 2015 (see Note 2).

Orange SA: distribution of an interim dividend

At its meeting held on July 27, 2015, the Board of Directors resolved to distribute an interim dividend of 0.2 euro per share in respect of 2015. This interim dividend will be paid in cash on December 9, 2015. The estimated payment amounts to 530 million euros based on the number of ordinary shares outstanding at June 30, 2015.

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2.     Interim management report for the first half of 2015

2.1 Overview

2.1.1 Financial data and workforce information

2.1.2 Summary of results for the first half of 2015

2.1.3 Impact of regulatory rate changes

2.1.4 Significant events

2.1.5 Economic and political risks in sensitive areas

2.1.6 Information on trends and the main risks and uncertainties

2.2 Analysis of the Group’s income statement and capital expenditures

2.2.1 From Group revenues to Reported EBITDA

2.2.2 From Group Reported EBITDA to operating income

2.2.3 From Group operating income to net income

2.2.4 From net income to comprehensive income

2.2.5 Group capital expenditures

2.3 Analysis by operating segment

2.3.1 France

2.3.2 Europe

2.3.2.1 Spain

2.3.2.2 Poland

2.3.2.3 Belgium & Luxembourg

2.3.2.4 Other European countries

2.3.3 Africa & Middle-East

2.3.4 Enterprise

2.3.5 International Carriers & Shared Services

2.3.6 Additional information on EE activities

2.4 Cash and net financial debt

2.4.1 Liquidity and cash flows

2.4.2 Financial debt

2.5 Additional information

2.5.1 Transition from data on a historical basis to data on a comparable basis

2.5.2 Litigation and unrecognized contractual commitments

2.5.3 Related party transactions

2.5.4 Subsequent Events

2.5.5 Financial aggregates not defined by IFRS

2.5.6 Financial glossary

This report contains forward-looking information about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2014 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2014 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The statutory auditors conducted a limited review of these financial statements. Reported EBITDA, restated EBITDA, CAPEX and the restated ratio of net financial debt to EBITDA are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange Group uses them, see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

With regard to IFRIC 21 - Levies, the Group has decided to align itself with the market practice that emerged during the first half of 2015 (see Note 1 to the consolidated financial statements), resulting in the full recognition of the relevant taxes and levies as of January 1. The consolidated financial statements for the six months to June 30, 2014 and June 30, 2015 are presented in accordance with this practice. This decision changes the quarterly seasonal trend for EBITDA but has no impact on the annual results.

The operating segments are described in Section 2.3 Analysis by operating segment. Segment information now distinguishes between Europe and its various operating segments (Spain, Poland, Belgium & Luxembourg, Other European countries) and Africa & Middle-East. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions. The transition from data on a historical basis to data on a comparable basis (see Section 2.5.6 Financial glossary) for the first half of 2014 is described in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

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2.1    Overview

2.1.1    Financial data and workforce information

Operating data

	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	19,557	19,668	19,592	(0.6)%	(0.2)%
Reported EBITDA (2)	5,309	5,340	5,654	(0.6)%	(6.1)%
Reported EBITDA/Revenues	27.1%	27.2%	28.9%
Operating income	2,264	2,074	2,376	9.1%	(4.7)%
Operating income/Revenues	11.6%	10.5%	12.1%
CAPEX (2)	2,672	2,508	2,501	6.5%	6.8%
CAPEX/Revenues	13.7%	12.8%	12.8%
Telecommunication licenses	234	378	364	(38.0)%	(35.7)%
Investments financed through finance leases	20	43	43	(52.7)%	(52.5)%
Average number of employees (full-time equivalents) (3)	144,183	150,176	153,575	(4.0)%	(6.1)%
Number of employees (active employees at end of period) (3)	153,679	158,478	160,925	(3.0)%	(4.5)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

(3) See Section 2.5.6 Financial glossary.

Restated operating data

	2015	2014	2014	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Restated EBITDA (2)	5,807	5,879	5,877	(1.2)%	(1.2)%
Restated EBITDA/Revenues	29.7%	29.9%	30.0%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary.

Net income

	2015	2014
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,264	2,376
Finance costs, net	(839)	(861)
Income tax	(594)	(788)
Consolidated net income after tax of continuing operations	831	727
Consolidated net income after tax of discontinued operations (1)	442	1
Consolidated net income after tax	1,273	728
Net income attributable to owners of the parent	1,099	581
Non-controlling interests	174	147

(1) Corresponds, i) in the first half of 2015, to dividends received from EE and the tax impact of the hedging of EE securities, and ii) in the first half of 2014, the share of EE’s net income (see Section 2.1.4 Significant events).

Net financial debt

	Jun. 30, 2015	Dec. 31, 2014	Jun. 30, 2014
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt (1)	26,384	26,090	27,419

(1) See Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements.

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.4.3 Financial risks of the 2014 Registration Document.

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2.1.2    Summary of results for the first half of 2015

Revenues totaled 19,577 million euros in the first half of 2015, down 0.2% on a historical basis and 0.6% on a comparable basis versus the first half of 2014. Excluding the effect of the fall in regulated prices, revenues were up 0.4% in the second quarter of 2015, following a fall of 0.3% in the first quarter of 2015. The improving trend continued, reflecting in the second quarter the rebound of the Enterprise segment and the favorable growth in mobile services, particularly in France and Spain, while Africa & Middle-East continued their steady growth.

Commercial operations delivered a very satisfactory performance in the first half of 2015 across the Group, with the rapid growth of high-capacity fixed and mobile broadband services in Europe and the sustained growth of mobile services in Africa & Middle-East. In France, the Group added 240,000 net mobile contracts (excluding machine-to-machine contracts) in the first half of 2015, while 4G mobile offers counted 5.6 million customers at June 30, 2015 (an additional 1.1 million customers in the second quarter of 2015). Fixed broadband, with market share estimated at 46% in the second quarter of 2015, saw 143,000 net additions in the first half of 2015, led by fiber optics, which had a total of 720,000 customers at June 30, 2015 (an increase of 157,000 customers in the first half of 2015). In Spain, 4G mobile offers grew very strongly with 3.5 million customers at 30 June 2015 (a rise of 582,000 customers in the second quarter of 2015). At June 30, 2015, fiber optic customers totaled 159,000, an increase of 47,000 customers in the second quarter of 2015. The growth of 4G mobile offers was also strong in Other European countries, with 1.3 million customers in Poland, 700,000 in Belgium, 600,000 in Romania and 400,000 in Slovakia at June 30, 2015. In Africa & Middle-East, the mobile customer base continued to rise with 4.5 million net additions in the first half of 2015 on a comparable basis compared to the first half of 2014; Orange Money had 14.2 million customers at 30 June 2015 (up 37% year-on-year).

Restated EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) totaled 5,807 million euros in the first half of 2015, down 1.2% compared to the first half of 2014 on a comparable basis (stable excluding the impact of lower regulatory prices). The ratio of restated EBITDA to revenues was 29.7% the first half of 2015, a decrease limited to 0.2 percentage points compared to the first half of 2014 on a comparable basis (stable excluding the impact of lower regulatory prices). Optimization of the cost structure continues with the ongoing reductions in indirect costs (which represented 156 million euros in the first half of 2015, on a comparable basis compared to the first half of 2014). Excluding the impact of lower regulatory prices, Restated EBITDA rose 0.9% in the second quarter of 2015, after declining 1.2% in the first quarter of 2015, on a comparable basis compared to 2014.

Consolidated net income after tax amounted to 1,273 million euros, an increase of 545 million euros compared to the first half of 2014. Net income attributable to owners of the parent company totaled 1,099 million euros in the first half of 2015, compared to 581 million euros in the first half of 2014.

CAPEX (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) amounted to 2,672 million euros, a rise of 6.8% on a historical basis and 6.5% on a comparable basis compared to the first half of 2014. The ratio of CAPEX to revenues was 13.7% in the first half of 2015, up 0.9 points compared with the first half of 2014. In line with the Essentials2020 strategic plan, investment in fiber optics rose sharply (up 74% compared to the first half of 2014), mainly in Europe and, in particular, in France.

Net debt (See Section 2.5.6 Financial glossary) was 26.384 billion euros at June 30, 2015, nearly stable compared to December 31, 2014. The restated ratio of net financial debt to EBITDA stood at 2.13 at June 30, 2015, compared to 2.09 at December 31, 2014, in line with the objective of a ratio of around 2x in the medium term.

2.1.3    Impact of regulatory rate changes

The impact of the fall in call termination and roaming prices continued in first half of 2015 in almost all of the European countries where the Group operates. However, the impact of the fall in regulated prices was markedly lower in the first half of 2015 than in the first half of 2014. In the first half of 2015, cuts in regulated prices reduced mobile and fixed-line telephony revenues by 121 million euros (compared to 209 million euros in first half of 2014) and Reported EBITDA by 71 million euros (compared to 50 million euros in the first half of 2014).

The regulations governing the operations of the Orange Group are described in Section 2.2 Regulation of the 2014 Registration Document. For further information on the risks relating to regulations, see Section 2.4.2 Legal risks of the 2014 Registration Document.

2.1.4    Significant events

Economic growth in the European countries where Orange operates improved in the first half of 2015, while broadly remaining at a low level. This macroeconomic growth is substantially higher in Africa & Middle-East, where it is also improving.

The impact of price cuts (although their intensity has tended to diminish over the last two years in some European countries) and the growing importance of entry-level offers have remained significant features of the telecommunications market. Competitive pressure remains strong in all markets in Europe, in Africa & Middle-East and in Enterprise services.

Orange continues to respond to this challenging environment via: i) an appropriate segmentation of its product line-up, the development of convergence offers and the launch of innovative services, ii) a sustained program of investments in high-capacity mobile (4G) and fixed-line (fiber optic) broadband networks, iii) the pursuit of operational efficiency and cost control programs, and iv) changes in the asset portfolio.

Essentials2020, Orange’s new strategic plan

In March 2015, Orange unveiled its new strategic plan for 2020, dubbed Essentials2020. The plan is a continuation of the Conquests 2015 plan, launched in 2010.

It is built on five pillars:

-provide enhanced connectivity: prioritize investments based on the impact on the customer experience, develop high-capacity fixed-line broadband, develop high-capacity mobile broadband, continue to modernize networks, foster an enhanced content experience. Orange plans to invest more than 15 billion euros in its network between 2015 and 2018, notably in order to maintain its leading position in high-capacity broadband;

-reinvent the customer relationship: simplify the customer experience and personalize offers and services that match expectations more closely; digitalize the customer relationship; modernize selling spaces; launch Services First;

-build a people-oriented and digital employer model: guarantee the skills necessary for tomorrow; develop collective agility; promote individual commitment;

-accompany the digital transformation of Enterprise customers; and

-diversify by capitalizing on our assets: Orange has decided to focus on two areas where it has significant experience and can capitalize on its assets, namely connected objects and mobile financial services. The Group has set an ambitious target for these new businesses, namely to exceed 1 billion euros in revenue by 2018.

To support these new services, Orange will continue to focus on innovation, relying on its own resources and a process of open innovation.

The components of the five pillars, as well as the plan’s ambitions and financial goals, are set out in Section 2.3 Orange’s group strategy of the 2014 Registration Document.

Investment in networks

The rollout of networks providing broadband and high-capacity broadband Internet access is one of the five strategic pillars of Essentials2020.

Rollout of high-speed broadband mobile networks (4G and 4G+)

In France, Orange is making significant investments in the rollout of 4G and 4G+ networks. At June 30, 2015, Orange’s 4G network covered 76.5% of the population and Orange had 5.6 million 4G customers in France, having added 3.6 million customers in one year. Orange has also stepped up the deployment of 4G+ technology (LTE Advanced), offering speeds of up to 220 Mbit/s, twice those of classic 4G connections. At the end of June 2015, Orange’s 4G+ network covered 17 cities.

In Spain, the 4G network covered 80% of the population and Orange had 3.5 million 4G customers in the country at June 30, 2015, an increase of nearly 2.2 million customers in a year.

In Poland, rollout of the 4G network continues, with 79% of the population covered by co-deployment at June 30, 2015. There are plans to deploy many sites in the next few years as part of the program to share network access infrastructure with the carrier T-Mobile and thereby to increase coverage. Orange’s 4G offers had attracted nearly 1.3 million customers in the country by June 30, 2015.

In Belgium, the Mobistar group, which provided 4G coverage to 95% of the population at June 30, 2015, is gradually rolling out its 4G+ technology. In Luxembourg, Mobistar has brought 4G technology to 90% of the population.

In Other European countries, the deployment of 4G technology is progressing swiftly, particularly in Romania (Orange is market leader with 67% of the population covered at June 30, 2015 and deployment of the 4G+ network underway), Slovakia (54% of the population covered at June 30, 2015) and Moldova (33% of the population covered at June 30, 2015).

In Africa & Middle-East, 4G technology is available in Mauritius, and the first half of 2015 was marked by the commercial launch of 4G deals in Botswana (in February), Jordan (in May) and Morocco (in June).

Deployment of high-capacity fixed broadband networks (VDSL and FTTH)

In France, the number of customers with fiber optic rose by 73% year-on-year to 720,000 at June 30, 2015. The sustained pace of its rollout means the Group had 4.3 million households in France with the ability to connect to fiber optic (FTTH) as at June 30, 2015, an increase of 42% year-on-year. Orange’s goal is to lift this to 12 million by 2018 and 20 million by 2022 (year of completion of France’s High Capacity Broadband Plan). Orange, already present in over 530 municipalities (including nearly 400 in less densely populated areas), plans to deploy fiber in 3,600 towns by 2022. This includes all major and medium-sized cities, covering nearly 60% of French households. In addition, for regions that are not set to be covered by fiber optic networks, Orange offers a range of alternatives to help boost speeds, in conjunction with local authorities, including the modernization of the copper network, as well as alternatives such as satellite.

In Spain, Orange already had, with its partner Vodafone, more than a million fiber-connectable homes at June 30, 2015. Orange continues to deploy a fiber optic network throughout the country through several channels, including its own deployments and those of Vodafone. Orange has set a target of connecting seven million homes to fiber optic by 2017. At June 30, 2015, Orange had 159,000 fiber optic customers in Spain.

In Poland, the Group is investing in high-capacity broadband networks, with the launch of an ambitious investment plan to bolster its convergence strategy. The deployment of access continues to expand the geographical coverage of VDSL offers (more than 4.5 million eligible lines at June 30, 2015), and the deployment of optical fiber has begun (193,000 homes connectable at June 30, 2015).

In Slovakia, Orange has already connected more than 336,000 households to fiber optic networks.

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Development of mobile payment and digital innovation

Following the success of Orange Money in Africa & Middle-East (14 million customers at June 30, 2015), the launch of Orange Cash in France in February 2014, and Orange Finanse in Poland in October 2014, Orange has made mobile financial services offers available in Spain. In partnership with Visa, Orange Cash was launched in Spain in May 2015.

Mobile financial services are a major diversification thrust, one of the five pillars of the Essentials2020 strategic plan. Depending on markets and uses, Orange develops services in three categories: mobile payments, mobile money, and mobile banking offering payment capabilities, secure money transfers and access to consumer credit.

To support these new services, Orange is focusing notably on innovation, relying on its own resources and on an open innovation approach, with the creation in early 2015 of Orange Digital Ventures to invest in startups. This new unit will strengthen Orange’s existing initiatives in open innovation, such as Orange Fab, thereby supporting young companies in all phases of their development.

Change in asset portfolio and partnerships

During the first half of 2015, the Group announced, with Deutsche Telekom, the signing of an agreement for the sale of their interests in EE (joint venture in the UK). It has also sold 80% of its stake in Dailymotion. At the same time, the Group completed the acquisition of the majority of the capital of Jazztel in Spain, acquired additional shares and voting rights in ECMS in Egypt and increased its stake in Cloudwatt to 100%. In addition, the Group gained control of Medi Telecom in Morocco in July 2015.

Acquisition of Jazztel in Spain

In September 2014, Orange announced the launch of a voluntary tender offer for 100% of Jazztel, a company listed on the Madrid stock exchange. The transaction was approved by the European Commission on May 19, 2015 subject to certain commitments by Orange, including selling a fiber optic network covering 720,000 homes, largely composed of redundant connections between the existing networks of Orange and Jazztel, and providing the buyer with a wholesale subscription offer to Jazztel’s ADSL network against compensation. The tender offer, which ran from May 28 to June 24, 2015, left Orange holding a 94.75% stake in Jazztel, for a cost of 3,179 million euros, paid on July 1, 2015. Jazztel has been fully consolidated since July 1, 2015, date of its takeover.

The legal conditions for a squeeze-out having been met, Orange has decided to exercise this right, which will enable it to acquire the remaining 5.25% of Jazztel’s capital. The squeeze-out will take place in August 2015, and will result in an additional cash-out of 176 million euros for Orange (see Note 2 to the consolidated financial statements).

This acquisition will allow Orange to create the second-largest fixed-line broadband operator and to own one of the most dynamic players in the mobile segment in Spain, helping speed up the migration of its customers to convergence offers. In a recovering economic environment, the acquisition allows Orange to step up its growth in a highly competitive market.

Consolidation of Medi Telecom in Morocco

In accordance with the agreements signed in 2010, the Group exercised its option to purchase 9% of Medi Telecom’s share capital. The Group completed this acquisition in July 2015 and now holds 49% of the company’s share capital and 50.1% of its voting rights. Medi Telecom will be consolidated in the Group’s financial statements from the second half of 2015 and will perform a purchase price allocation to the identifiable assets acquired and liabilities assumed.

Acquisition of 5% of ECMS in Egypt

In February 2015, pursuant to the agreements signed in April 2012, Orange exercised its call option to acquire all of the shares held by OTMT (Orascom Telecom Media and Technology) in ECMS (Egyptian Company for Mobile Services), a listed company traded on the Egyptian market and providing services under the Mobinil brand.

The transaction amounted to 210 million euros, of which i) 164 million euros for the 5% interest held by OTMT in ECMS, lifting Orange’s stake in ECMS from 93.92% to 98.92%, and ii) 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom, the ECMS holding company wholly owned by Orange (see Note 2 to the consolidated financial statements).

The Africa & Middle-East region is a key thrust of the Orange Group’s development strategy.

Agreement to dispose of EE

In February 2015, Orange and Deutsche Telekom signed agreements to sell 100% of EE’s capital, their 50/50 joint venture in the UK, to BT Group. The parties agreed on an enterprise value of 12.5 billion pounds sterling. Once the transaction is complete, Orange will receive approximately 3.4 billion pounds sterling in cash and a 4% stake in the combined BT Group/EE after the latter issues the corresponding number of new shares. This amount will be subject to adjustments relating to EE’s net debt, working capital and capital expenditures at the closing date.

The sale is still subject to approval from the competent authorities (see Note 2 to the consolidated financial statements).

Since December 31, 2014, the EE joint venture has been considered as a discontinued operation. Consequently, Orange’s share in EE and the foreign exchange remeasurement relating to the hedged portion are presented in “assets held for sale” in the consolidated statement of financial position as at June 30, 2015. In the consolidated income statement, this impact is offset because of the hedging in place, and the “Consolidated net income after tax of discontinued operations” represents i) in the first half of 2015, dividends received from EE and the tax effect of the hedged portion of EE securities, and ii) in the first half of 2014, Orange’s share of EE’s net income.

Disposal of 80% of Dailymotion

In June 2015, Orange completed the sale of 80% of Dailymotion to Vivendi for 217 million euros, corresponding to an enterprise value of 265 million euros for 100%. Orange retains a 20% interest in Dailymotion’s capital.

The gain on disposal amounted to 169 million euros, and the net amount received was 213 million euros (including costs to sell and cash transferred) as at June 30, 2015 (see Note 2 to the consolidated financial statements).

Agreement between Orange and Partner Communications on the use of the trademark in Israel

In June 2015, Orange and Partner Communications signed an agreement creating a new framework for their relationship. The agreement provides both Orange and Partner Communications with the right to terminate the current Orange brand license agreement, and also provides for the payment by Orange of 40 million euros to Partner Communications from the signing of the agreement to the completion of a market study to assess Partner Communications’ position within the dynamics of the Israeli telecommunications services marketplace. An additional amount of 50 million euros will be paid to Partner Communications if the brand license agreement is terminated within 24 months.

2.1.5    Economic and political risks in sensitive areas

Orange has invested in the Middle East, North Africa and Sub-Saharan Africa, and owns subsidiaries and investments in these regions. A number of countries (most notably Egypt, Iraq, Jordan, Cameroon, Mali, Niger, the Democratic Republic of Congo and the Central African Republic) continue to suffer political or economic instability that could affect the activity and results of local Group companies and may continue to affect them in the future.

For further information on the risk factors, see Section 2.4 Risk factors of the 2014 Registration Document.

2.1.6    Information on trends and the main risks and uncertainties

In view of the results for the first half of 2015, the Group fully confirms its objective of achieving between 11.9 billion and 12.1 billion euros in restated EBITDA (see Sections 2.5.5 Financial aggregates not defined by IFRS and 2.5.6 Financial glossary) for the full-year 2015. This objective does not include the integration of Jazztel and Méditel, which will be consolidated in the Group's financial statements in the second half of 2015.

The Group also confirms its objective of a restated ratio of net financial debt to EBITDA (see Section 2.5.5 Financial aggregates not defined by IFRS) at approximately 2 in the medium term to keep the financial solidity of Orange and its investment capacity. In this respect, the Group is pursuing a selective acquisition policy concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share in respect of 2015 (subject to approval by the General Meeting of Shareholders). An interim dividend in respect of 2015 of 0.20 euros per share will be paid on December 9, 2015. The ex-dividend date will be December 7, 2015 and the record date will be December 8, 2015.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.4 Risk factors of the 2014 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2014 Registration Document. At the date of publication of this report, this description remains valid for the assessment of the main risks and uncertainties for the second half of 2015.

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2.2    Analysis of the Group’s income statement and capital expenditures

2.2.1    From Group revenues to Reported EBITDA

	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	19,557	19,668	19,592	(0.6)%	(0.2)%
External purchases (2)	(8,386)	(8,371)	(8,329)	0.2%	0.7%
Other operating income and expense (2)	(418)	(132)	(171)	218.5%	144.4%
Labor expenses (2)	(4,462)	(4,575)	(4,567)	(2.5)%	(2.3)%
Operating taxes and levies (2)	(1,144)	(1,188)	(1,185)	(3.7)%	(3.5)%
Gains (losses) on disposal	204	(1)	375	N/A	(45.7)%
Restructuring cost and similar items	(42)	(61)	(61)	(30.9)%	(30.2)%
Reported EBITDA	5,309	5,340	5,654	(0.6)%	(6.1)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Section 2.5.6 Financial glossary.

2.2.1.1   Revenues

Change in revenues

Revenues (2)	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	9,485	9,614	9,614	(1.3)%	(1.3)%
Europe	4,693	4,819	4,921	(2.6)%	(4.6)%
Spain	1,847	1,920	1,920	(3.8)%	(3.8)%
Poland	1,436	1,465	1,456	(2.0)%	(1.4)%
Belgium & Luxembourg	607	629	629	(3.5)%	(3.5)%
Other European countries	805	807	918	(0.2)%	(12.3)%
Intra-Europe eliminations	(2)	(2)	(2)
Africa & Middle-East	2,283	2,162	2,075	5.6%	10.1%
Enterprise	3,171	3,233	3,139	(1.9)%	1.0%
International Carriers & Shared Services	956	894	904	7.0%	5.8%
Intra-Group eliminations	(1,031)	(1,054)	(1,061)
Total Group	19,557	19,668	19,592	(0.6)%	(0.2)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Note 3 to the consolidated financial statements.

The revenues of the Orange Group totaled 19,557 million euros in the first half of 2015, down 0.2% on a historical basis and 0.6% on a comparable basis, compared with the first half of 2014.

On a historical basis, the 0.2% or 35 million euro decline in Group revenues between the first half of 2014 and the first half of 2015 reflected:

-the positive effect of foreign exchange fluctuations in the amount of 262 million euros, mainly in view of change on the US dollar, the Egyptian pound and the Jordanian dinar against the euro;

-more than offset by i) the unfavorable impact of changes in the scope of consolidation and other changes in the amount of 186 million euros, mainly including the sale of Orange Dominicana on April 9, 2014 for 107 million euros and the review of the portfolio of assets in East Africa (with the disposal of Orange Uganda on November 11, 2014 and the reporting of Telkom Kenya by the equity method as of December 31, 2014) in the amount of 49 million euros, and ii) organic change on a comparable basis, representing a decline of 111 million euros in revenues.

On a comparable basis, the 0.6% or 111 million euro decline in Group revenues between the first half of 2014 and the first half of 2015 was attributable chiefly to the negative effect of the fall in regulated prices (121 million euros), particularly in France, Spain, Romania, Poland, Belgium and Slovakia. Excluding the effect of the fall in regulated prices, revenues would have been stable between the two periods (an increase of 9 million euros), with:

-growing revenues in Africa & Middle-East (5.8% or 124 million euro increase, excluding the effect of the fall in regulated prices), with a generally robust performance in the African countries (mainly Democratic Republic of the Congo, Guinea, Ivory Coast and Mali) and increasing activity in Egypt;

-a 7.0% or 63 million euro increase in International Carriers & Shared Services revenues, attributable chiefly to the increase in business with international carriers; and

-growth in the revenues of the Other European countries (up 3.7% or 29 million euros, excluding the effect of the fall in regulated prices), driven by the strong performance of Romania.

These positive trends were partially offset by:

-revenue trends in France (1.0% or 97 million euro decline excluding the effect of the fall in regulated prices). This trend is chiefly attributable to i) the development of SIM-only mobile deals and the increasing the share of convergence offers in the customer base for mobile services in a persistently competitive environment, and, ii) to a lesser extent, the downward trend in revenues from traditional telephony, iii) partially offset by the significant increase in mobile equipment sales, driven by sales of mobile handsets with staggered payments and bare mobile devices. However, the drop in mobile ARPU (see the Financial glossary appendix) was halved, with a decline of 4.5% in the six months to June 30, 2015 (-3.8% excluding the effect of the fall in regulated prices) compared with the six months to June 30, 2014, as opposed to a decline of 9.2% in the six months to June 30, 2014 (-4.0% excluding the effect of the fall in regulated prices) compared with the six months to June 30, 2013. The decline in revenues in France slowed significantly. Once the effect of the fall in regulated prices is excluded, the fall was just -1.0% in the first half of 2015 compared with the first half of 2014, after declines of -2.0% in the second half of 2014 and -4.4% in the first half of 2014 compared with the first half of 2013;

-a 2.1% or 40 million euro decline in revenues in Spain excluding the effect of the fall in regulated prices. This primarily reflected i) the decline in mobile service revenues, marked by the impact of price repositioning, with the development of the Canguro convergence offers and SIM-only mobile deals, ii) partly offset by the significant increase in fixed broadband services revenues;

-lower revenues in Poland (1.3% or 19 million euro decline excluding the effect of the fall in regulated prices), attributable chiefly to the long-term decline in conventional telephony services and the decline of revenues from mobile services, affected by price cuts and competitive pressure. This trend was partially offset by strong mobile equipment sales, driven by sales of mobile handsets with staggered payments, marketed since the second quarter of 2014; and

-a 1.9% or 62 million euro decline in Enterprise revenues, attributable chiefly to a reduction in voice and data services revenues, partly offset by improved revenues from IT and integration services.

Changes in the number of customers

Customers (2)	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of mobile customers (3)	189.8	177.6	178.7	6.9%	6.2%
Number of contract customers	67.0	62.6	62.6	7.1%	7.0%
Number of prepaid customers	122.8	115.0	116.1	6.8%	5.8%
Number of fixed-line telephony customers	42.1	42.9	41.6	(1.8)%	1.1%
Number of customers of Internet access services	16.3	15.8	15.8	3.1%	3.1%
o/w Number of fixed-line broadband services customers	16.2	15.7	15.7	3.2%	3.2%
Group total (3)	248.3	236.3	236.2	5.1%	5.1%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. This was mainly the result of i) the disposal of Orange Uganda in November 2014, with 738,000 customers at June 30, 2014, ii) coupled with the reporting of Telkom Kenya, by the equity method in December 2014, following its loss of control, representing 356,000 customers at June 30, 2014.

(2) The number of Orange Group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3) Excluding customers of mobile virtual network operators (MVNOs).

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2.2.1.2   Reported EBITDA and restated EBITDA

In the first half of 2015, the Reported EBITDA of the Orange Group amounted to 5,309 million euros, down 6.1% on a historical basis and 0.6% on a comparable basis, compared with the first half of 2014. The ratio of Reported EBITDA to revenues was 27.1% in the first half of 2015, down 1.7 points on a historical basis, and stable on a comparable basis compared with the first half of 2014.

On a historical basis, the 6.1% or 345 million euro decline in Group Reported EBITDA between the first half of 2014 and the first half of 2015 resulted from:

-i) the adverse impact of changes in the scope of consolidation and other changes in the amount of 354 million euros, mainly consisting of the impact of the disposal of Orange Dominicana on April 9, 2014 for 290 million euros and Wirtualna Polska on February 13, 2014 for 69 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations in the amount of 40 million euros; and

-organic change on a comparable basis, i.e. a 31 million euro decline in Reported EBITDA.

On a comparable basis, Group Reported EBITDA fell by 0.6% or 31 million euros between the first half of 2014 and the first half of 2015.

The Group’s Reported EBITDA includes:

-in the first half of 2015, in a total negative amount of 498 million euros:

-108 million euros in labor expenses, primarily for the “Part-Time for Seniors” (TPS) plan and related bonuses in France in a total amount of 73 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012,

-a net expense of 413 million euros on various legal disputes,

-a net gain of 57 million euros from the review of the asset portfolio, comprising i) a gain on disposal of 169 million euros from the sale of 80% of Dailymotion (see Section 2.1.4 Significant events), and ii) the negative impact of the restructuring of the asset portfolio in the amount of 112 million euros,

-certain restructuring costs in the amount of 34 million euros; and

-in the first half of 2014, in a total negative amount of 223 million euros on a historical basis (and a total negative amount of 539 million euros on a comparable basis):

-183 million euros in labor expenses for the i) “Part-Time for Seniors” (TPS) plan and related bonuses in France in a total amount of 111 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012, and ii) the Cap’Orange Offer Reserved for Personnel (ORP) aimed at strengthening employee shareholding within the Group in the amount of 72 million euros,

-a net expense in relation to various legal disputes of 333 million euros on a historical basis (300 million euros on a comparable basis), notably including transactional compensation provided for in the agreement signed in March 2014 between Orange and Bouygues Telecom to end a series of disputes,

-a net gain of 349 million euros on the review of the asset portfolio, comprising i) a gain of 281 million euros on a historical basis (zero on a comparable basis, see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis) on the disposal of Orange Dominicana in the Dominican Republic, and ii) a gain of 68 million euros on a historical basis (zero on a comparable basis, see section 2.5.1 Transition from data on a historical basis to data on a comparable basis) on the disposal of Wirtualna Polska in Poland, and

-certain restructuring costs in the amount of 56 million euros.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Reported EBITDA & Restated EBITDA	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA (a)	5,309	5,340	5,654	(0.6)%	(6.1)%
As % of revenues	27.1%	27.2%	28.9%
Charge in respect of the “Part-Time for Seniors” (TPS) plans in France and other labor-related items	(108)	(183)	(183)
Net income (net expense) on various legal disputes	(413)	(300)	(333)
Review of the asset portfolio	57	-	349
Restructuring costs	(34)	(56)	(56)
Total restated items (b)	(498)	(539)	(223)
Restated EBITDA (a-b)	5,807	5,879	5,877	(1.2)%	(1.2)%
As % of revenues	29.7%	29.9%	30.0%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

On a comparable basis and after factoring in items restated in the first half of 2014 and the first half of 2015, the restated EBITDA (see above) of the Orange Group fell by 1.2% or 72 million euros between the first half of 2014 and the first half of 2015, owing mainly to:

-the decline of 0.6% or 111 million euros in revenues, attributable notably to the negative impact of the fall in regulated prices in the amount of 121 million euros;

-partially offset by a 0.3% or 39 million euro decline in operating expenses included in the calculation of restated EBITDA. In France, the reduction in operating expenses included in the calculation of restated EBITDA offset over 80% of the fall in revenues. For the Group, this trend is attributable chiefly to:

-a 3.9% or 62 million euro decline in other external purchases (see Section 2.5.6 Financial glossary), mainly in France, stemming chiefly from i) the reduction of overheads, notably with the dematerialization of invoices in France, Poland and Belgium, and lower vehicle expenses, and ii) the reduction of real estate expenses resulting from the real estate restructuring plan in France,

-a 3.7% or 44 million euro decline in operating taxes and levies (see Section 2.5.6 Financial glossary), stemming mainly from i) the time limit on risks and the end of disagreements with certain tax authorities, and ii) lower spectrum fees, mainly in France,

-a 0.9% or 38 million euro decline in labor expenses (see Section 2.5.6 Financial glossary), largely related to the 4% reduction in the average number of employees (full-time equivalents, see Section 2.5.6 Financial glossary), representing 5,993 full-time equivalent employees, mainly in France and Poland,

-a 1.2% or 37 million reduction in commercial expenses and content costs (see Section 2.5.6 Financial glossary), chiefly in France and Spain, resulting mainly from i) lower network commissions related to the streamlining of distribution channels (internalization and the promotion of digital channels) and reduced commissions (renegotiation of distribution contracts and lower per unit commissions to consumers), and ii) the development of the non-subsidized market, and

-a 36 million euro increase in disposal gains, which resulted mainly from the disposal of several entities of the Enterprise operating segment in the first half of 2015,

-partly offset by i) a 4.4% or 104 million euro increase in service fees and inter-operator costs (see Section 2.5.6 Financial glossary), the favorable effect of the fall in regulated prices on interconnection charges, which represents 50 million euros, being more than offset by the growth of services to international carriers (in line with the increase in activity) and the increase in traffic in France and the Europe region, and ii) a 36.2% or 61 million euro decline in other operating income and expense, stemming mainly from the counter-effect of litigation settlements in the first half of 2014 and lower brand royalties.

After factoring in items restated in the first half of 2014 and the first half of 2015, the ratio of restated EBITDA (see above) to revenues was 29.7% in the first half of 2015, a decline of 0.2 points compared with the first half of 2014 on a comparable basis.

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2.2.2    From Group Reported EBITDA to operating income

	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA	5,309	5,340	5,654	(0.6)%	(6.1)%
Depreciation and amortization	(3,040)	(3,018)	(2,988)	0.7%	1.7%
Remeasurement resulting from business combinations	6	-	-	-	-
Impairment of goodwill	-	(229)	(229)	N/A	N/A
Impairment of fixed assets	(25)	(4)	(42)	N/A	(40.9)%
Share of profits (losses) of associates and joint ventures	14	(15)	(19)	N/A	N/A
Operating income	2,264	2,074	2,376	9.1%	(4.7)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

In the first half of 2015, the operating income of the Orange Group amounted to 2,264 million euros, down 4.7% on a historical basis and up 9.1% on a comparable basis compared with the first half of 2014.

On a historical basis, the 4.7% or 112 million euro decline in Group operating income between the first half of 2014 and the first half of 2015 reflected i) the negative impact of changes in the scope of consolidation and other changes, which was 302 million euros and mainly includes the impact of the disposal of Orange Dominicana on April 9, 2014 for 290 million euros, ii) partially offset by organic change on a comparable basis, i.e. an increase of 190 million euros in Group operating income.

On a comparable basis, the 9.1% or 190 million euro increase in Group operating income between the first half of 2014 and the first half of 2015 was attributable primarily to:

-the absence of impairment of goodwill in the first half 2015, as opposed to impairment of 229 million euros for Belgium in the first half of 2014, reflecting the impact on the cash flows expected from heightened tax pressure and lower revenues in the Enterprise services segment (see Note 5 to the consolidated financial statements); and

-a 29 million euro improvement in the share of profits (losses) of associates, relating mainly to Medi Telecom in Morocco and Orange Tunisie;

-partially offset by:

-the 31 million euro decline in Reported EBITDA,

-a 22 million euro increase in depreciation and amortization, in almost all European countries where the Group operates (except Poland), stemming notably from the amortization of new 4G telecommunication licenses, particularly in Spain, and the increase in CAPEX over recent years, and

-a 21 million euro increase in impairment of fixed assets (see Note 5 to the consolidated financial statements).

2.2.3    From Group operating income to net income

	2015	2014
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,264	2,376
Cost of gross financial debt	(843)	(848)
Gains (losses) on assets contributing to net financial debt	23	36
Foreign exchange gains (losses)	(12)	(9)
Other net financial expenses	(7)	(40)
Finance costs, net	(839)	(861)
Income tax	(594)	(788)
Consolidated net income after tax of continuing operations	831	727
Consolidated net income after tax of discontinued operations (1)	442	1
Consolidated net income after tax	1,273	728
Net income attributable to owners of the parent	1,099	581
Non-controlling interests	174	147

(1) Corresponds, i) in the first half of 2015, to dividends received from EE and the tax impact of the hedging of EE securities, and ii) in the first half of 2014, the share of EE’s net income (see Section 2.1.4 Significant events).

The consolidated net income after tax of the Orange Group was 1,273 million euros in the first half of 2015, compared with 728 million euros in the first half of 2014, an increase of 545 million euros.

Between the first half of 2014 and the first half of 2015, the 545 million euro increase in the consolidated net income after tax of the Orange Group was attributable to:

-a 441 million euro increase in consolidated net income after tax of discontinued operations relating to EE (see Section 2.1.4 Significant events). The consolidated net income after tax of discontinued operations was 442 million euros in the first half of 2015, and corresponds to dividends received from EE in the amount of 364 million euros and the tax effect of the hedging of EE securities in the amount of 78 million euros, compared with 1 million euros in the first half of 2014, representing Orange’s share of EE’s net income;

-a 194 million euro reduction in the income tax (see Note 6 to the consolidated financial statements), relating primarily to the recognition in the first half of 2014 of a tax charge of 172 million euros due on the disposal of Orange Dominicana on April 9, 2014; and

-to a lesser extent, a 22 million euro improvement of net finance costs (see Note 7 to the consolidated financial statements). In the first half of 2015, the net finance costs include exceptional prepayment costs (see Note 7.3 to the consolidated financial statements) in the amount of 150 million euros. This charge was offset by lower interest on gross financial debt;

-partially offset by a 112 million euro decline in operating income.

Non-controlling interests amounted to 174 million euros in the first half of 2015, compared with 147 million euros in the first half of 2014. After taking into account non-controlling interests, net income attributable to owners of the parent totaled 1,099 million euros in the first half of 2015, compared with 581 million euros in the first half of 2014, an increase of 518 million euros.

2.2.4    From net income to comprehensive income

The transition from consolidated net income after tax to consolidated comprehensive income is described in the comprehensive income statement in the consolidated financial statements.

The main item explaining the transition from consolidated net income after tax to total comprehensive income for the year is the change in exchange differences on translating foreign operations (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see Note 8.5 to the consolidated financial statements).

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2.2.5    Group capital expenditures

Capital expenditures on tangible and intangible assets (2)	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	2,672	2,508	2,501	6.5%	6.8%
Telecommunication licenses	234	378	364	(38.0)%	(35.7)%
Investments financed through finance leases	20	43	43	(52.7)%	(52.5)%
Total Group	2,926	2,929	2,908	(0.1)%	0.6%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) See Segment information in the consolidated financial statements.

2.2.5.1   Investments in property, plant and equipment and intangible assets excluding licenses

In the first half of 2015, the CAPEX of the Orange Group amounted to 2,672 million euros, up 6.8% on a historical basis and 6.5% on a comparable basis compared with the first half of 2014. The ratio of CAPEX to revenues was 13.7% in the first half of 2015, an increase of 0.9 points compared with the first half of 2014, on both a historical and a comparable basis.

On a historical basis, the 6.8% or 171 million euro increase in Group CAPEX between the first half of 2014 and the first half of 2015 reflected i) the positive impact of foreign exchange fluctuations in the amount of 31 million euros, partly offset by the negative impact of changes in the scope of consolidation and other changes in the amount of 24 million euros, and ii) organic change on a comparable basis, i.e. an increase of 164 million euros in CAPEX.

On a comparable basis, the increase of 6.5% or 164 million euros in Group CAPEX between the first half of 2014 and the first half of 2015 was attributable primarily to:

-a 138 million euro increase in investment in high-capacity fixed broadband networks (VDSL and FTTH), mainly in France, Poland and Spain (see Section 2.1.4 Significant events). In the first half of 2015, the rollout of fiber optic in France represented a gross investment of 296 million euros (of which 50 million euros came from co-financing arrangements);

-a 38 million euro increase in investments on leased terminals, Livebox and equipment installed at customers’ premises in all European countries, but mainly in Spain, related notably to the sales momentum stemming from the rollout of fiber optic;

-a 23 million euro increase in capital expenditure on network property, stores and other, attributable chiefly to the store modernization program underway in several European countries (France, Romania, Slovakia, etc.);

-a 14 million euro increase in investments on submarine cables, including the increase in capacity of the SEA-ME-WE 4 submarine cable (South East Asia-Middle East-Western Europe 4); and

-an ongoing investment effort in mobile access networks in Africa & Middle-East (increase of 14 million euros excluding the 4G network), primarily in Jordan and Egypt, to improve coverage and support the rapid development of applications. Following the commercial launch of the 3G network in Cameroon, Guinea-Bissau and Iraq in the first half of 2015, all countries in Africa & Middle-East (19 countries) are covered by this technology;

-partially offset by:

-a 44 million euro reduction in investment on high-capacity mobile broadband networks (LTE) after the significant expenditure in this area in recent years. The investment priority is now quality enhancement, densification and expanding network coverage, to improve the customer experience, and

-a 18 million euro reduction in investment in the field of information technology in all European countries (including France), with in particular the optimization of data centers in France, the streamlining of information systems and the completion of transformation programs, particularly in France and Poland.

2.2.5.2   Acquisitions of telecommunication licenses

In the first half of 2015, acquisitions of telecommunication licenses totaled 234 million euros and mainly included i) the acquisition of a 2G license (renewal)/3G/4G in Cameroon for 114 million euros, ii) the acquisition of a 4G license in Jordan for 90 million euros, and iii) the tax relating to the opening of the 4G license for use in the 800 MHz spectrum band in Spain for 25 million euros.

In the first half of 2014, acquisitions of telecommunication licenses totaled 364 million euros and mainly included i) the capitalization of the fixed share of 2G, 3G and 4G license spectrum fees in Romania in the amount of 156 million euros, ii) the renewal of the 3G license in Poland for 88 million euros, iii) the acquisition of a 4G license in Slovakia for 66 million euros, and iv) 54 million euros to renew the 2G license in Jordan.

2.2.5.3   Financial investments

In the first half of 2015, financial investments (see Section 2.5.6 Financial glossary and the Consolidated statement of cash flows in the consolidated financial statements) amounted to 264 million euros, and mainly comprised the acquisition of all shares held by OTMT in ECMS in Egypt for 210 million euros (see Section 2.1.4 Significant events).

In the first half of 2014, financial investments totaled 38 million euros.

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2.3    Analysis by operating segment

Presentation of operating segments

The operating segments are components of the Group whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess the operating segments’ performance.

The Group reports the following operating segments: France, Spain, Poland, Belgium & Luxembourg, Other European countries, Africa & Middle-East, Enterprise, International Carriers & Shared Services (IC & SS), to which are added EE, the joint venture with Deutsche Telekom in the United Kingdom:

-the France operating segment covers mobile and fixed services (fixed-line services, Internet services and carrier services) in France;

-the Spain operating segment covers mobile and fixed services (fixed-line services and Internet services) in Spain;

-the Poland operating segment covers mobile and fixed services (fixed-line services, Internet services and carrier services) in Poland;

-the Belgium & Luxembourg operating segment covers mobile and fixed services (fixed-line services and Internet services) in Belgium and Luxembourg;

-the Other European countries operating segment contains the mobile and fixed services (fixed-line services and Internet services) in Armenia, Moldova, Romania, Slovakia and the Dominican Republic (until April 9, 2014, when Orange Dominicana was sold);

-the Africa & Middle-East operating segment covers mobile and fixed services (fixed-line services, Internet services and carrier services) principally in Botswana, Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Madagascar, Mali, Niger, Democratic Republic of the Congo and Senegal;

-the Enterprise operating segment covers communication solutions and services for businesses in France and worldwide; and

-the International Carriers & Shared Services operating segment (hereinafter referred to as IC & SS) covers i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the Content rights and Audience activities and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Europe consists of the operating segments of Spain, Poland, Belgium & Luxembourg, and Other European countries.

See Segment information in the consolidated financial statements for more details.

Data by operating segment

The table below shows the main operating data (financial and workforce) for the Orange Group under each operating segment in i) the first half of 2015, ii) the first half of 2014 on a comparable basis, and iii) the first half of 2014 on a historical basis.

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Half-years ended June 30	France	Europe (2)						Africa & Middle-East	Enterprise	International Carriers & Shared Services	Intra-Group eliminations	Total Group	EE joint venture (100%) (3)
(in millions of euros)		Spain	Poland	Belgium & Luxembourg	Other European countries	Intra-Europe eliminations	Total Europe

2015
Revenues	9,485	1,847	1,436	607	805	(2)	4,693	2,283	3,171	956	(1,031)	19,557	4,255
Reported EBITDA	3,197	420	463	140	286	-	1,309	661	447	(305)	-	5,309	1,053
Operating income	1,893	110	115	40	93	-	358	225	274	(486)	-	2,264	238
CAPEX	1,400	303	174	69	104	-	650	320	154	148	-	2,672	340
Telecommunication licenses	-	25	-	-	-	-	25	209	-	-	-	234	-
Average number of employees	67,648	3,812	18,175	1,541	5,300	-	28,828	13,719	20,458	13,530	-	144,183	N/A

2014 - Data on a comparable basis (1)
Revenues	9,614	1,920	1,465	629	807	(2)	4,819	2,162	3,233	894	(1,054)	19,668	N/A
Reported EBITDA	3,208	461	469	137	307	-	1,374	732	418	(392)	-	5,340	N/A
Operating income	1,919	166	98	(187)	158	-	235	271	244	(595)	-	2,074	N/A
CAPEX	1,290	281	185	93	106	-	665	302	160	91	-	2,508	N/A
Telecommunication licenses	-	-	89	-	222	-	311	67	-	-	-	378	N/A
Average number of employees	71,191	3,807	19,525	1,693	5,535	-	30,560	13,632	20,648	14,145	-	150,176	N/A

2014 - Data on a historical basis
Revenues	9,614	1,920	1,456	629	918	(2)	4,921	2,075	3,139	904	(1,061)	19,592	3,792
Reported EBITDA	3,196	461	533	137	599	-	1,730	667	453	(392)	-	5,654	800
Operating income	1,907	166	166	(187)	449	-	594	194	276	(595)	-	2,376	59
CAPEX	1,290	281	183	93	115	-	672	294	154	91	-	2,501	326
Telecommunication licenses	-	-	88	-	222	-	310	54	-	-	-	364	-
Average number of employees	71,403	3,807	19,593	1,693	6,248	-	31,341	15,730	20,784	14,317	-	153,575	N/A

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.
(2) Europe contains the operating segments Spain, Poland, Belgium & Luxembourg, and Other European countries.
(3) Discontinued operation (See Section 2.1.4 Significant events).

2.3.1    France

France	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	9,485	9,614	9,614	(1.3)%	(1.3)%
Reported EBITDA	3,197	3,208	3,196	(0.4)%	0.0%
Reported EBITDA/Revenues	33.7%	33.4%	33.2%
Operating income	1,893	1,919	1,907	(1.3)%	(0.7)%
Operating income/Revenues	20.0%	20.0%	19.8%
CAPEX	1,400	1,290	1,290	8.6%	8.6%
CAPEX/Revenues	14.8%	13.4%	13.4%
Average number of employees	67,648	71,191	71,403	(5.0)%	(5.3)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.1.1   Revenues - France

Revenues in France totaled 9,485 million euros in the first half of 2015, down 1.3% on a historical basis and 1.3% on a comparable basis versus the first half of 2014.

On both a historical and a comparable basis, the 129 million euro reduction in revenues in France between the first half of 2014 and the first half of 2015 is largely attributable to i) the penetration by SIM-only and quadruple play products in the mobile customer base in a persisting competitive environment, ii) the downward trend in conventional telephony revenues, and iii) the impact of European regulation on data transfer prices paid by customers roaming abroad, iv) partially offset by the rise in revenue from fixed-line carrier services and the increase in mobile equipment sales (see Financial glossary appendix).

Excluding the effect of the fall in regulated prices, revenues in France would have been down 1.0% between the first half of 2014 and the first half of 2015 on a comparable basis.

Mobile services

Mobile services revenues (see Financial glossary appendix) were 3,732 million euros in the first half of 2015, a 3.8% decline representing 146 million euros compared with the first half of 2014, on both a historical and a comparable basis. The decline in Mobile services revenues slowed in the first half of 2015, confirming the gradual improvement seen since the second half of 2014, revenues fell by 3.8% between the first half of 2014 and the first half of 2015 compared to a 9.6% drop between the first half of 2013 and the first half of 2014.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 3.0% between the first half of 2014 and the first half of 2015.

The growth in the mobile customer base amortized a portion of the price drop due to the penetration of SIM-only and quadruple play offers. Accordingly, Mobile ARPU (see Financial Glossary appendix) was down 4.5% between the first half of 2014 and the first half of 2015, as compared to a 9.2% decline from the first half of 2013 to the first half of 2014.

The mobile customer base was 27.5 million at June 30, 2015, a 2.2% year-on-year increase, on a comparable basis. Offers with contracts totaled 22.8 million customers as of June 30, 2015, up 7.6% year-on-year on a comparable basis, now representing 83.0% of the mobile customer base, versus 78.8% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with rapid development of SIM-only offers, including Sosh (totaling 2.7 million customers as of June 30, 2015) and the quadruple play offers (6.8 million customers as of the same date). At the same time, prepaid offers (representing 4.7 million customers as at June 30, 2015) declined 17.9% year-on-year.

Fixed-line services

Revenues from Fixed-line services (see Financial glossary appendix) were 5,162 million euros in the first half of 2015, a 1.5% decline representing 77 million euros compared with the first half of 2014, on a comparable basis.

Consumer fixed-line services

Revenues generated by Consumer fixed-line services amounted to 3,212 million euros in the first half of 2015, down 3.7% or 123 million euros compared with the first half of 2014, on a comparable basis.

The year-on-year reduction was attributable to the downward trend in fixed-line telephony revenues of 12.3%, or 161 million euros, partially offset by the continued development of fixed-line broadband services. The 1.9% growth in fixed-line broadband services between the two periods arose from:

-the 3.2% year-on-year growth in the fixed-line broadband customer base, adding 323,000 new customers, bringing the total to 10.5 million at June 30, 2015, driven by the strong commercial performance of premium offers and penetration of fiber optic offers;

-partially offset by the 1.2% year-on-year fall in fixed-line broadband ARPU (see Financial glossary appendix), related to the growing popularity of quadruple play offers with their partial discounts. At the same time, the growth of digital TV (6.2 million customers as at June 30, 2015) has gone hand in hand with increased content consumption (VOD, SVOD), thereby offsetting the decline in non-contract VoIP.

Fixed-line Carrier Services

On a comparable basis, Carrier Services revenues rose 2.4% (or 46 million euros) to 1,950 million euros in the first half of 2015 as compared to the first half of 2014. The year-on-year growth is largely attributable to i) a 2.4% rise in the number of telephone lines sold to other carriers to 13.8 million lines at June 30, 2015, and ii) the development of revenues from building the fiber optic networks and the sharing of these.

2.3.1.2   Reported EBITDA - France

Reported EBITDA for France was 3,197 million euros in the first half of 2015, stable on a historical basis and a slight fall of 0.4% on a comparable basis versus the first half of 2014.

On a historical basis, stability of EBITDA reported in France between the first half of 2014 and the first half of 2015 was attributable to i) the 12 million euro favorable impact of changes in the scope of consolidation and other changes ii) offset by organic change on a comparable basis, i.e. an 11 million euro fall in Reported EBITDA.

On a comparable basis, this 11 million euro fall in Reported EBITDA in France between the first half of 2014 and the first half of 2015 was due to the 129 million euro drop in revenues, substantially offset by the 118 million euro decline in operating expenses included in Reported EBITDA and chiefly comprising:

-a 59 million euro fall in commercial expenses and content costs related to savings from i) the policy of optimizing allocation of handset subsidies and commissions paid, and ii) the development of the unsubsidized market;

-a 30 million euro reduction in operating taxes, mainly due to the reduction in spectrum fees in line with the decline in revenues; and

-a 14 million euro reduction in real estate charges related to the program to reduce occupied space.

2.3.1.3   Operating income - France

Operating income for France was 1,893 million euros in the first half of 2015, down 0.7% on a historical basis and down 1.3% on a comparable basis versus the first half of 2014.

On a historical basis, the 14 million euro reduction in operating income in France between the first half of 2014 and the first half of 2015 included i) the 12 million euro favorable impact of changes in the scope of consolidation and other changes, ii) more than offset by the 26 million euro organic fall in operating income on a comparable basis.

On a comparable basis, this 26 million euro decline in operating income in France between the first half of 2014 and the first half of 2015 was largely attributable to i) the 11 million euro fall in Reported EBITDA and ii) the 16 million euro increase in depreciation and amortization, linked to the rise in investment in recent years especially in the fiber optic networks and the amortization of the new 4G telecommunication licenses.

2.3.1.4   CAPEX - France

In France, CAPEX totaled 1,400 million euros in the first half of 2015, up 8.6% on a historical basis and up 8.6% on a comparable basis versus the first half of 2014.

On both a historical and a comparable basis, the 110 million euro increase in CAPEX in France between the first-half of 2014 and the first half of 2015 was due mainly to significant growth in capital expenditures for high-capacity fixed-line broadband networks (fiber optics, see Section 2.1.4 Significant events.).

2.3.1.5   Additional information - France

France	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	9,485	9,614	9,614	(1.3)%	(1.3)%
Mobile services	3,732	3,878	3,878	(3.8)%	(3.8)%
Mobile equipment sales	312	230	230	35.8%	35.8%
Fixed-line services	5,162	5,239	5,267	(1.5)%	(2.0)%
Consumer fixed-line services	3,212	3,335	3,328	(3.7)%	(3.5)%
Fixed-line Carrier Services	1,950	1,904	1,939	2.4%	0.6%
Other revenus	279	267	239	4.4%	16.4%
Mobile services
Number of mobile customers (4) (5)	27,507	26,919	26,956	2.2%	2.0%
Number of contract customers	22,826	21,219	21,254	7.6%	7.4%
Number of prepaid customers	4,680	5,700	5,702	(17.9)%	(17.9)%
Mobile ARPU (in euros) (3)	22.5	23.6	23.6	(4.5)%	(4.5)%
Fixed-line services
Consumer fixed-line services
Number of Consumer fixed telephone lines (4) (6)	16,320	16,732	16,732	(2.5)%	(2.5)%
o/w Number of naked ADSL accesses	6,944	6,445	6,445	7.7%	7.7%
o/w Number of FTTH, satellite and other accesses	771	461	461	67.3%	67.3%
Number of fixed-line broadband customers(4)	10,497	10,174	10,174	3.2%	3.2%
Fixed-line broadband ARPU (in euros)(3)	33.1	33.5	33.5	(1.2)%	(1.2)%
Fixed-line Carrier Services
Number of Carrier fixed telephone lines(4)	13,834	13,509	13,509	2.4%	2.4%
o/w Number of fully unbundled telephone lines	11,660	11,204	11,204	4.1%	4.1%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

(6) This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being counted as one line, ii) lines without low- speed telephone subscriptions (naked ADSL) sold directly by Orange to its consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

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2.3.2    Europe

Europe	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	4,693	4,819	4,921	(2.6)%	(4.6)%
Reported EBITDA	1,309	1,374	1,730	(4.7)%	(24.4)%
Reported EBITDA/Revenues	27.9%	28.5%	35.2%
Operating income	358	235	594	52.8%	(39.7)%
Operating income/Revenues	7.6%	4.9%	12.1%
CAPEX	650	665	672	(2.3)%	(3.4)%
CAPEX/Revenues	13.8%	13.8%	13.7%
Average number of employees	28,828	30,560	31,341	(5.7)%	(8.0)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

Europe contains the operating segments Spain, Poland, Belgium & Luxembourg, and Other European countries.

Europe	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	4,693	4,819	4,921	(2.6)%	(4.6)%
Mobile services	2,974	3,145	3,239	(5.4)%	(8.2)%
Mobile equipment sales	420	377	383	11.4%	9.9%
Fixed-line services	1,195	1,220	1,207	(2.1)%	(1.1)%
Other revenues	104	77	92	37.0%	13.5%
Mobile services
Number of mobile customers (4) (5)	48,236	47,698	47,698	1.1%	1.1%
Number of contract customers	28,621	27,198	27,198	5.2%	5.2%
Number of prepaid customers	19,615	20,500	20,500	(4.3)%	(4.3)%
Fixed-line services
Number of fixed telephone lines (4)	7,662	8,028	6,766	(4.6)%	13.2%
Number of fixed-line broadband customers (4)	4,378	4,296	4,296	1.9%	1.9%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

2.3.2.1   Spain

Spain	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,847	1,920	1,920	(3.8)%	(3.8)%
Reported EBITDA	420	461	461	(9.0)%	(9.0)%
Reported EBITDA/Revenues	22.7%	24.0%	24.0%
Operating income	110	166	166	(33.9)%	(33.9)%
Operating income/Revenues	5.9%	8.6%	8.6%
CAPEX	303	281	281	7.6%	7.6%
CAPEX/Revenues	16.4%	14.6%	14.6%
Average number of employees	3,812	3,807	3,807	0.1%	0.1%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.2.1.1Revenues - Spain

On a comparable and a historical basis, revenues in Spain fell back 3.8% year-on-year to 1,847 million euros in the first half of 2015.

The 73 million euro decline in revenues in Spain between the first half of 2014 and the first half of 2015 on both a historical and a comparable basis results mainly from:

-the 101 million euro reduction in revenues generated by mobile services, due mainly to the impact of tariff repositioning, with the rapid development of convergence offers and SIM-only offers, which canceled out the impact of higher mobile customer numbers, and to the adverse effect of the reduction in regulated prices;

-partially balanced by the 28 million euro growth in revenues for fixed services.

Excluding the impact of the fall in regulated prices, revenues in Spain declined 2.1% between the two periods.

Mobile services

Mobile services revenues totaled 1,145 million euros in the first half of 2015, down 8.1% from the first half of 2014, on both a historical and a comparable basis.

Excluding the impact of the fall in regulated prices, revenues from Mobile services declined 6.1% between the two periods.

Mobile ARPU was down 12.4% between the two periods. This change reflects in particular the continued development of the Canguro convergent offers.

The mobile customer base stood at 12.9 million customers at end-June 2015, up 3.5% compared with June 30, 2014. Offers with contracts totaled 9.7 million customers as of June 30, 2015, up 6.3% year-on-year, while prepaid offers (3.1 million customers at June 30, 2015) declined 4.4% over the same period.

Fixed-line services

Revenues generated by Fixed-line services amounted to 463 million euros in the first half of 2015, up 6.4% on both a historical and a comparable basis, compared with the first half of 2014.

This improvement was driven by the growth in fixed-line broadband service revenues, which were up 8.6% year-on-year. The fixed-line broadband customer base stood at 2.0 million as at June 30, 2015, an increase of 11.5% year-on-year. Convergence offers now account for 81% of the fixed-line broadband customer base as at June 30, 2015.

2.3.2.1.2Reported EBITDA - Spain

Reported EBITDA for Spain was 420 million euros in the first half of 2015, down 9.0% on both a historical and a comparable basis versus the first half of 2014.

The 41 million euro contraction in Reported EBITDA between the two periods is chiefly attributable to i) the 73 million euro decline in revenues, ii) partially offset by the 34 million euro reduction in commercial expenses and content costs, due in turn primarily to the renegotiation of commissions and the promotion of digital channels.

2.3.2.1.3Operating income - Spain

Operating income for Spain was down 33.9% to 110 million euros in the first half of 2015, on both a historical and a comparable basis versus the first half of 2014.

The 56 million euro reduction in operating income in Spain between the two periods was attributable to i) the 41 million euro decline in Reported EBITDA, and ii) the 15 million euro increase in depreciation and amortization mainly from the impact of the amortization of the 4G license in the 800 Mhz frequency band.

2.3.2.1.4CAPEX - Spain

CAPEX in Spain stood at 303 million euros in the first half of 2015, an increase of 7.6% on both a historical and a comparable basis versus the first half of 2014.

The 22 million euro year-on-year rise in CAPEX mainly includes the intensified investment in high speed fixed-line broadband networks (joint rollout of fiber optic with Vodafone, see Section 2.1.4 Significant events).

2.3.2.1.5Additional information - Spain

Spain	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,847	1,920	1,920	(3.8)%	(3.8)%
Mobile services (6)	1,145	1,246	1,246	(8.1)%	(8.1)%
Mobile equipment sales	238	234	234	1.5%	1.5%
Fixed-line services (6)	463	435	435	6.4%	6.4%
Other revenues	1	5	5	(65.5)%	(65.5)%
Mobile services
Number of mobile customers (4) (5)	12,856	12,420	12,420	3.5%	3.5%
Number of contract customers	9,725	9,145	9,145	6.3%	6.3%
Number of prepaid customers	3,131	3,275	3,275	(4.4)%	(4.4)%
Mobile ARPU (in euros) (3)	14.6	16.7	16.7	(12.4)%	(12.4)%
Fixed-line services
Number of fixed-line broadband customers(4)	2,041	1,830	1,830	11.5%	11.5%
Fixed-line broadband ARPU (in euros) (3)	27.4	30.4	30.4	(9.9)%	(9.9)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

(6) The data cited include the effects of the new allocation of the discount on convergent offers between mobile services and fixed-line services.

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2.3.2.2   Poland

Poland	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,436	1,465	1,456	(2.0)%	(1.4)%
Reported EBITDA	463	469	533	(1.2)%	(13.2)%
Reported EBITDA/Revenues	32.3%	32.0%	36.6%
Operating income	115	98	166	17.7%	(30.5)%
Operating income/Revenues	8.0%	6.7%	11.4%
CAPEX	174	185	183	(5.9)%	(5.2)%
CAPEX/Revenues	12.1%	12.6%	12.6%
Average number of employees	18,175	19,525	19,593	(6.9)%	(7.2)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.2.2.1Revenues - Poland

Revenues in Poland totaled 1,436 million euros in the first half of 2015, down 1.4% on a historical basis and 2.0% on a comparable basis versus the first half of 2014.

On a historical basis, the 20 million euro decline in revenues in Poland includes the positive impact of foreign exchange fluctuations for 13 million euros, more than offset by i) the negative effect of change in scope of consolidation and other changes representing 4 million euros, and ii) organic change on a comparable basis, a decline of 29 million euros in revenues.

On a comparable basis, the 29 million euro decline in revenues in Poland mainly results from i) the decline in traditional telephone services and the withdrawal of mobile services in a highly competitive market, ii) compensated in part by a strong increase in sales of mobile equipment, driven by the sale of mobile handsets with staggered payments, marketed since the second quarter of 2014.

Excluding the impact of the fall in regulated prices, revenues in Poland were down 1.3% between the two periods on a comparable basis.

Mobile services

Mobile services revenues totaled 664 million euros in the first half of 2015, down 4.2% on a historical basis and 5.1% on a comparable basis versus the first half of 2014.

On a comparable basis, the 35 million euro contraction in Mobile services revenue reflects mainly the effect of lower prices, the development of Open convergence offers (up 50% year-on-year), competitive pressure, and to a lesser degree, the fall in regulated prices.

Excluding the effect of the fall in regulated prices, Mobile services revenues would have fallen 3.8% between the two periods on a comparable basis.

The mobile customer base increased 0.8% year-on-year to 15.6 million customers as at June 30, 2015.

Fixed-line services

Revenues generated by Fixed-line services totaled 627 million euros in the first half of 2015, down 6.7% on a historical basis and 7.5% on a comparable basis, versus the first half of 2014.

On a comparable basis, the 12.1% fall in revenues from the first half of 2014 for Fixed-line services in Poland, representing 51 million euros, reflects the general downward trend in fixed narrowband service revenues.

Excluding the impact of the fall in regulated prices, revenues from Fixed-line services declined 7.4% between the two periods.

The fixed-line broadband customer base recorded a 5.4% decrease over the year, totaling 2.2 million customers at June 30, 2015. The number of VoIP service customers recorded 10.1% growth over the year to 578,000 customers as at June 30, 2015. Meanwhile, digital TV customers increased 5.7% between the two periods to 761,000 customers as at June 30, 2015.

2.3.2.2.2Reported EBITDA - Poland

Reported EBITDA for Poland was 463 million euros in the first half of 2015, down 13.2% on a historical basis and 1.2% on a comparable basis versus the first half of 2014.

On a historical basis, the 70 million euro decrease in Reported EBITDA in Poland stems from i) the negative impact of changes in the scope of consolidation and other changes for 69 million euros relating to the disposal of Wirtualna Polska on February 13, 2014, partly offset by the 5 million euro positive impact of foreign exchange fluctuations, and ii) organic change on a comparable basis, i.e. a decrease of 6 million euros in Reported EBITDA.

On a comparable basis the 6 million euro decrease in Reported EBITDA in Poland was largely attributable to i) the 29 million euro decline in revenues, ii) partly offset by the 20 million euro reduction in labor expenses, related to a large extent to the 6.9% fall in average headcount (full time equivalents).

2.3.2.2.3Operating income - Poland

Operating income in Poland stood at 115 million euros in the first half of 2015, falling 30.5% on a historical basis and rising 17.7% on a comparable basis versus the first half of 2014.

On a historical basis, the 51 million euro decrease in Poland operating income mainly reflects i) the 69 million euro negative impact of changes in the scope of consolidation and other changes from the disposal of Wirtualna Polska on February 13, 2014, and ii) organic change on a comparable basis, i.e. a rise of 17 million euros in operating income.

On a comparable basis, the 17 million euro increase in Poland operating income stems primarily from i) the 21 million euro reduction in depreciation and amortization, ii) partially offset by the 6 million euro decrease in Reported EBITDA.

2.3.2.2.4CAPEX - Poland

CAPEX in Poland totaled 174 million euros in the first half of 2015, down 5.2% on a historical basis and 5.9% on a comparable basis versus the first half of 2014.

On a historical basis, the 9 million euro decline in Poland CAPEX stems primarily from the organic change on a comparable basis, i.e. a contraction of 11 million euros in CAPEX.

On a comparable basis, the 11 million euro reduction in Poland CAPEX was due largely to i) the completion of the network access infrastructure sharing program with T-Mobile in mid 2014, and ii) the decline in expenditure on the information system with the end of the program related to the merging of the fixed and mobile entities, iii) partly offset by increased investment in high-capacity fixed-line broadband networks (see Section 2.1.4 Significant events).

2.3.2.2.5Additional information - Poland

Poland	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,436	1,465	1,456	(2.0)%	(1.4)%
Mobile services	664	699	693	(5.1)%	(4.2)%
Mobile equipment sales	69	37	37	87.9%	89.5%
Fixed-line services	627	678	672	(7.5)%	(6.7)%
Other revenues	76	51	54	49.6%	40.4%
Mobile services
Number of mobile customers (4) (5)	15,587	15,461	15,461	0.8%	0.8%
Number of contract customers	7,897	7,459	7,459	5.9%	5.9%
Number of prepaid customers	7,690	8,002	8,002	(3.9)%	(3.9)%
Mobile ARPU (in zlotys) (3)	30.7	32.8	32.8	(6.3)%	(6.3)%
Fixed-line services
Number of fixed telephone lines (4)	5,422	5,974	5,474	(9.2)%	(0.9)%
Number of fixed-line broadband customers(4)	2,159	2,281	2,281	(5.4)%	(5.4)%
Fixed-line broadband ARPU (in zlotys) (3)	60.8	60.6	60.6	0.3%	0.3%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

2.3.2.3   Belgium & Luxembourg

Belgium & Luxembourg	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	607	629	629	(3.5)%	(3.5)%
Reported EBITDA	140	137	137	2.5%	2.5%
Reported EBITDA/Revenues	23.1%	21.8%	21.8%
Operating income	40	(187)	(187)	N/A	N/A
Operating income/Revenues	6.7%	(29.7)%	(29.7)%
CAPEX	69	93	93	(25.5)%	(25.5)%
CAPEX/Revenues	11.4%	14.8%	14.8%
Average number of employees	1,541	1,693	1,693	(9.0)%	(9.0)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.2.3.1Revenues - Belgium & Luxembourg

On a comparable and a historical basis, revenues in Belgium & Luxembourg fell back 3.5% year-on-year to 607 million euros in the first half of 2015.

The 22 million euro decline in Belgium & Luxembourg revenues between the first half of 2014 and the first half of 2015 on both a historical and a comparable basis was mainly the result of lower regulated tariffs and, to a lesser extent, a decline in revenues from fixed-line services.

Excluding the effect of the fall in regulated prices, revenues in Belgium and Luxembourg would have been down by 1.5% between the first half of 2014 and the first half of 2015.

Mobile services

Mobile services revenues totaled 495 million euros in the first half of 2015, down 2.8% from the first half of 2014 on a historical and a comparable basis.

The 14 million euro contraction in Mobile services revenue between the first half of 2014 and the first half of 2015 on both a historical and a comparable basis reflects mainly the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down 0.3% between the two periods. This trend confirms the significant slow-down in the decline of Mobile services revenues (down 10.4% between the first half of 2013 and the first half of 2014, excluding the effect of the fall in regulated prices, impacted by major tariff revisions made in 2013). Mobile services benefitted especially from the rapid growth in 4G technology and data traffic.

The mobile customer base stood at 4.0 million customers at June 30, 2015. The number of 4G customers was 689,000 at June 30, 2015 and represents 22.7% of contract customers.

Fixed-line services

Revenues generated by Fixed-line services totaled 42 million euros in the first half of 2015, down 1.6% on a historical basis and 15.8% on a comparable basis versus the first half of 2014.

The 8 million euro fall in revenues from Fixed-line services on a comparable basis reflects the downward trend in fixed-line broadband services (down 31.4%) and fixed-line narrowband services (downward 10.4%) versus the first half of 2014.

The fixed-line broadband customer base posted a 21.7% decrease over the year, totaling 35,000 customers at June 30, 2015.

2.3.2.3.2Reported EBITDA - Belgium & Luxembourg

Reported EBITDA for Belgium & Luxembourg was 140 million euros in the first half of 2015, up 2.5% on both a historical and comparable basis versus the first half of 2014.

The 3 million euro increase in Reported EBITDA for Belgium & Luxembourg between the first-half of 2014 and the first-half of 2015 on both a historical and a comparable basis was largely due to the fact that the 22 million euro decrease in revenues was more than offset by a reduction in marketing expenses (particularly distribution commission paid), lower service fees and inter-operator costs and the fall in labor expenses.

2.3.2.3.3Operating income - Belgium & Luxembourg

Operating income in Belgium & Luxembourg was 40 million euros in the first half of 2015, an increase of 227 million euros on both a historical and comparable basis versus the first half of 2014.

The 227 million euro increase in operating income for Belgium & Luxembourg between the first half of 2014 and the first half of 2015 on both a historical and a comparable basis resulted mainly from the recognition in the first-half of 2014 of a 229 million euro goodwill impairment relating to Belgium, reflecting the effects on expected cash flows of heightened fiscal pressure and the decline in revenues for Enterprise services (see Note 5 to the consolidated financial statements).

2.3.2.3.4CAPEX - Belgium & Luxembourg

CAPEX in Belgium & Luxembourg totaled 69 million euros in the first half of 2015, down 25.5% on a historical and comparable basis versus the first half of 2014.

On a historical and a comparable basis, the 24 million euro reduction in Belgium & Luxembourg CAPEX between the first half of 2014 and the first half of 2015 was attributable primarily to differences in the timing of expenditures between half-year periods.

2.3.2.3.5Additional information - Belgium & Luxembourg

Belgium & Luxembourg	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	607	629	629	(3.5)%	(3.5)%
Mobile services	495	509	509	(2.8)%	(2.8)%
Mobile equipment sales	63	67	67	(6.0)%	(6.0)%
Fixed-line services	42	50	43	(15.8)%	(1.6)%
Other revenues	7	3	10	125.1%	(31.8)%
Mobile services
Number of mobile customers (4) (5)	3,950	3,964	3,964	(0.4)%	(0.4)%
Number of contract customers	3,078	3,068	3,068	0.3%	0.3%
Number of prepaid customers	872	896	896	(2.7)%	(2.7)%
Mobile ARPU - Belgium (in euros) (3)	23.6	23.8	23.8	(0.7)%	(0.7)%
Fixed-line services
Number of fixed telephone lines (4)	199	224	220	(11.0)%	(9.4)%
Number of fixed-line broadband customers(4)	35	44	44	(21.7)%	(21.7)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

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2.3.2.4   Other European countries

Other European countries	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	805	807	918	(0.2)%	(12.3)%
Reported EBITDA	286	307	599	(6.9)%	(52.3)%
Reported EBITDA/Revenues	35.5%	38.1%	65.3%
Operating income	93	158	449	(41.3)%	(79.4)%
Operating income/Revenues	11.5%	19.5%	48.9%
CAPEX	104	106	115	(2.2)%	(9.6)%
CAPEX/Revenues	12.9%	13.2%	12.5%
Average number of employees	5,300	5,535	6,248	(4.2)%	(15.2)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.2.4.1Revenues - Other European countries

Revenues for Other European countries amounted to 805 million euros in the first half of 2015, down 12.3% on a historical basis and 0.2% on a comparable basis versus the first half of 2014.

On a historical basis, the 113 million euro decline in revenues in Other European countries is explained by i) the negative impact of changes in the scope of consolidation and other changes, representing 107 million euros and corresponding to the disposal of Orange Dominicana on April 9, 2014, ii) the negative impact of foreign exchange fluctuations, which amounted to 4 million euros, and iii) organic change on a comparable basis, a decline of 2 million euros in revenues.

On a comparable basis, the 2 million euro decline in revenues in Other European countries between the first-half of 2015 and the first-half of 2014 stemmed mainly from the 11 million euro fall in revenues in Slovakia, due in large part to lower regulated tariffs (for 8 million euros), offset by an increase in revenues of 6 million euros in Romania and of 4 million euros in Moldova.

Excluding the effect of lower regulated tariffs, revenues from Other European countries would have risen 3.7% (and revenues from Mobile services by 1.6%) between the first-half of 2015 and the first-half of 2014, on a comparable basis.

The mobile customer base in Other European countries totaled 15.8 million customers at June 30, 2015, down 0.1% over one year. The number of contract customers (7.9 million) grew 5.2% and accounted for 50.0% of the total mobile customer base at June 30, 2015 as compared to 47.5% a year earlier.

The broadband customer base was 145,000 customers at June 30, 2015, up 3.0% year-on-year, reflecting mainly the good performance in Slovakia,

2.3.2.4.2Reported EBITDA - Other European countries

Reported EBITDA for Other European countries was 286 million euros in the first half of 2015, down 52.3% on a historical basis and 6.9% on a comparable basis versus the first half of 2014.

On a historical basis, the 313 million euro decline in Reported EBITDA for Other European countries between the first half of 2014 and the first half of 2015 was attributable mainly to i) the 289 million euro adverse impact of changes in the scope of consolidation and other changes, corresponding to the disposal of Orange Dominicana on April 9, 2014, and ii) organic change on a comparable basis, i.e. a 21 million euro decline in Reported EBITDA.

On a comparable basis, the 21 million euro decrease in Reported EBITDA for Other European countries between the first half of 2014 and the first half of 2015 stems primarily from the 20 million euro increase in selling costs, mainly in Romania, Slovakia and Moldova, relating to the rise in sales of handsets and other products sold.

2.3.2.4.3Operating income - Other European countries

Other European countries’ operating income was 93 million euros in the first half of 2015, down 79.4% on a historical basis and down 41.3% on a comparable basis versus the first half of 2014.

On a historical basis, the 356 million euro reduction in operating income from Other European countries between the first half of 2014 and the first half of 2015 was mainly due to i) the 289 million euro adverse impact of changes in the scope of consolidation and other changes, corresponding to the disposal of Orange Dominicana on April 9, 2014, and ii) the 65 million euro organic fall in operating income on a comparable basis.

On a comparable basis, this 65 million euro decline in operating income in Other European countries between the first half of 2014 and the first half of 2015 was attributable to i) the 27 million euro increase in impairment of fixed assets, ii) the 21 million euro fall in Reported EBITDA, and iii) the 17 million euro increase in depreciation and amortization.

2.3.2.4.4CAPEX - Other European countries

At 104 million euros in the first half of 2015, CAPEX for Other European countries was down 9.6% on a historical basis and 2.2% on a comparable basis, compared with the first half of 2014.

On a historical basis the 11 million euro reduction in CAPEX for Other European countries between the first-half of 2014 and the first-half of 2015 reflects in large part the 9 million euro reduction due to changes in consolidation and other changes, corresponding to the disposal of Orange Dominicana on April 9, 2014. On a comparable basis the CAPEX of Other European countries was broadly stable (a slight drop of 2 million euros).

2.3.2.4.5Additional Information - Other European countries

Other European countries	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	805	807	918	(0.2)%	(12.3)%
Mobile services (6)	671	691	792	(2.9)%	(15.2)%
Mobile equipment sales	50	39	45	28.3%	12.3%
Fixed services (6)	63	58	58	8.7%	8.6%
Other revenues	21	19	23	11.0%	(13.9)%
Mobile services
Number of mobile customers (4) (5)	15,843	15,852	15,852	(0.1)%	(0.1)%
Number of contract customers	7,921	7,526	7,526	5.2%	5.2%
Number of prepaid customers	7,922	8,326	8,326	(4.9)%	(4.9)%
Fixed-line services
Number of fixed-line broadband customers (4)	145	141	141	3.0%	3.0%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) See Section 2.5.6 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

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2.3.3    Africa & Middle-East

Africa & Middle-East	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,283	2,162	2,075	5.6%	10.1%
Reported EBITDA	661	732	667	(9.8)%	(1.0)%
Reported EBITDA/Revenues	28.9%	33.9%	32.2%
Operating income	225	271	194	(17.1)%	16.0%
Operating income/Revenues	9.8%	12.5%	9.3%
CAPEX	320	302	294	6.0%	8.9%
CAPEX/Revenues	14.0%	14.0%	14.2%
Average number of employees	13,719	13,632	15,730	0.6%	(12.8)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.3.1   Revenues - Africa & Middle-East

Revenues in Africa & Middle-East amounted to 2,283 million euros in the first half of 2015, rising 10.1% on a historical basis and 5.6% on a comparable basis versus the first half of 2014.

On a historical basis, the 208 million euros rise in revenues in Africa & Middle-East between the first half of 2014 and the first half of 2015 stems from:

-i) the 146 million euro positive impact of foreign exchange fluctuations, largely from parity evolution in the Egyptian pound, the Jordanian dinar and the Guinean franc versus the euro, ii) partly offset by the negative impact of changes in the scope of consolidation and other changes in the amount of 59 million euros, including primarily the review of the East Africa equities portfolio for 57 million euros, with the disposal of Orange Uganda on November 11, 2014 and the equity method accounting of Telkom Kenya at December 31, 2014; and

-organic change on a comparable basis amounting to an increase of 121 million euros in revenues.

On a comparable basis the 121 million euro rise in revenues in Africa & Middle-East between the first half of 2014 and the first half of 2015 mainly reflecting revenue growth in i) Ivory Coast for 41 million euros, primarily for mobile services, ii) Egypt for 29 million euros, also with strong growth in mobile services, iii) the Democratic Republic of the Congo of 28 million euros, iv) Guinea for 23 million euros, and v) Mali for 20 million euros. These increases were partially offset by revenue losses amounting to 15 million euros in Jordan and 6 million euros in Cameroon, impacted by the decrease in pre-paid outgoing calls.

2.3.3.2   Reported EBITDA - Africa & Middle-East

Reported EBITDA for Africa & Middle-East was 661 million euros in the first half of 2015, down 1.0% on a historical basis and 9.8% on a comparable basis versus the first half of 2014.

On a historical basis, the 6 million euro decrease in Reported EBITDA for Africa & Middle-East between the first half of 2014 and the first half of 2015 includes:

-the positive impact of foreign exchange fluctuations for 43 million euros, and ii) the favorable impact of changes in the scope of consolidation and other changes, representing 22 million euros and relating to the review of the East Africa equities portfolio, with the disposal of Orange Uganda on November 11, 2014 and the equity method accounting of Telkom Kenya at December 31, 2014;

-more than offset by organic change on a comparable basis, namely a decrease of 71 million euros in Reported EBITDA.

On a comparable basis the 71 million euro decline in Reported EBITDA for Africa & Middle-East between the first half of 2014 and the first half of 2015 includes primarily:

-the negative impact of restructuring the asset portfolio for 112 million euros; and

-the 54 million euro increase in outside purchasing, primarily due to i) an increase in outsourcing fees relating to technical operation and maintenance, and network expenses from growth in traffic and the expansion of the networks, and ii) the increase in real estate costs;

-partly offset by the 121 million euro rise in revenues.

2.3.3.3   Operating income - Africa & Middle-East

Operating income in Africa & Middle-East totaled 225 million euros in the first half of 2015, up 16.0% on a historical basis and down 17.1% on a comparable basis compared with the first half of 2014.

On a historical basis, the 31 million euro increase in Operating income in Africa & Middle-East between the first half of 2014 and the first half of 2015 reflects:

-i) the positive impact of changes in the scope of consolidation and other changes for 71 million euros, including mainly the review of the East Africa equities portfolio for 72 million euros, with the disposal of Orange Uganda on November 11, 2014 and the equity method accounting of Telkom Kenya at December 31, 2014, and ii) the positive impact of foreign exchange fluctuations for 6 million euros;

-partly offset by organic change on a comparable basis, namely a decrease of 46 million euros in operating income.

On a comparable basis, the 46 million euro decline in operating income in Africa & Middle-East between the first-half of 2014 and the first-half of 2015 was due mainly to i) the 71 million euro decrease in Reported EBITDA, ii) in part offset by the 28 million euro improvement in earnings in equity-method entities relating primarily to Medi Telecom in Morocco and Orange Tunisie.

2.3.3.4   CAPEX - Africa & Middle-East

CAPEX in Africa & Middle-East totaled 320 million euros in the first half of 2015, up 8.9% on a historical basis and 6.0% on a comparable basis compared with the first half of 2014.

On a historical basis, CAPEX in Africa & Middle-East rose 26 million euros between the first half of 2014 and the first half of 2015. This increase stems from:

-the 24 million euro positive impact of foreign exchange fluctuations, ii) partly offset by the 16 million euro negative impact of changes in the scope of consolidation and other changes, corresponding to the review of the East Africa equities portfolio, with the disposal of Orange Uganda on November 11, 2014 and the equity method accounting of Telkom Kenya at December 31, 2014; and

-organic change on a comparable basis, namely an increase of 18 million euros in CAPEX.

On a comparable basis, the 18 million euro increase in CAPEX in Africa & Middle-East between the first half of 2014 and the first half of 2015 came largely from ongoing investment in mobile access networks to keep up with growth. The 3G network is now available in all countries, with the most recent launches in Iraq, Cameroon and Guinea-Bissau. The strategy is now being directed at deploying 4G technology (see Section 2.1.4 Significant events).

2.3.3.5   Additional information - Africa & Middle-East

Africa & Middle-East	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,283	2,162	2,075	5.6%	10.1%
Mobile services	1,825	1,692	1,608	7.9%	13.5%
Mobile equipment sales	37	36	35	4.0%	6.9%
Fixed-line services	372	389	390	(4.3)%	(4.6)%
Other revenues	49	45	42	5.7%	16.3%
Mobile services
Number of mobile customers(3) (4)	101,959	90,682	91,777	12.4%	11.1%
Number of contract customers	8,038	6,852	6,869	17.3%	17.0%
Number of prepaid customers	93,920	83,830	84,908	12.0%	10.6%
Fixed-line services
Number of fixed telephone lines (3)	1,150	1,198	1,243	(4.0)%	(7.4)%
Number of fixed-line broadband customers (3)	872	847	848	3.0%	2.9%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. This was mainly the result of i) the disposal of Orange Uganda in November 2014, with 738,000 customers at June 30, 2014, ii) coupled with the reporting of Telkom Kenya, by the equity method in December 2014, following its loss of control, representing 356,000 customers at June 30, 2014.

(2) In millions of euros.

(3) In thousands. At end of period.

(4) Excluding customers of mobile virtual network operators (MVNOs).

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2.3.4    Enterprise

Enterprise	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,171	3,233	3,139	(1.9)%	1.0%
Reported EBITDA	447	418	453	6.9%	(1.2)%
Reported EBITDA/Revenues	14.1%	12.9%	14.4%
Operating income	274	244	276	12.2%	(0.9)%
Operating income/Revenues	8.6%	7.6%	8.8%
CAPEX	154	160	154	(3.7)%	0.2%
CAPEX/Revenues	4.9%	5.0%	4.9%
Average number of employees	20,458	20,648	20,784	(0.9)%	(1.6)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.4.1   Revenues - Enterprise

Enterprise revenues totaled 3,171 million euros in the first half of 2015, up 1.0% on a historical basis and down 1.9% on a comparable basis versus the first half of 2014.

On a historical basis, the 32 million euro increase in Enterprise revenues between the first-half of 2014 and the first-half of 2015 reflects the positive impact of foreign exchange fluctuations, which totaled 106 million euros, mainly due to changes in the value of the US dollar against the euro, partly offset by i) the negative impact of changes in the scope of consolidation and other changes, amounting to 12 million euros, primarily from the sale of 100% of the stock held in Almerys, and ii) organic change on a comparable basis, i.e. a 62 million euro decline in revenues.

On a comparable basis, the 62 million euro (1.9%) decline in Enterprise revenues between the first half of 2014 and the first half of 2015 shows the deceleration of the downward trend, primarily due to legacy voice and data services. This improvement is due to i) the weaker downward trend in legacy voice and data services, ii) the stabilization of IP-VPN, mostly internationally, (where growth has offset the impact of downward pressure on prices in France), and iii) growth drivers in services, especially security and cloud services.

Voice services

Voice services include legacy voice offerings (PSTN), Voice over Internet Protocol (VoIP) products, audio conferencing services, as well as call center incoming calls.

Revenue generated by Voice services totaled 773 million euros in the first half of 2015, a 6.1% reduction on a comparable basis from the first half of 2014. This drop was less steep than in the previous year (down 7.2% in 2014). The 9.3% downturn in traditional fixed-line telephony and the 7.5% contraction in customer relations between the two half years have been increasingly offset by strong performances in VoIP (which grew 6.1%) and audio conference services (up 15.2%).

Data services

Data services include the legacy data solutions that Orange Business Services continues to offer (Frame Relay, Transrel, leased connections and narrowband), services that have reached a certain degree of maturity, such as IP-VPN and broadband infrastructure products, such as satellite access and fiber optic. Data services also include broadcasting and Business Everywhere roaming offers.

Revenue generated by Data services totaled 1,469 million euros in the first half of 2015, down 2.7% on a comparable basis from the first half of 2014. The trend has been improving somewhat over the previous year (down 3.6% in 2014). Between the two periods, business has trended down but to a lesser degree, at 13.9% for legacy data services (down 21.3% in 2014) and in particular through the leveling off of IP-VPN (up 0.2% between the two half years, against a 0.8% drop in 2014). In IP-VPN, the growth in installed equipment, volumes and speeds (especially internationally) offset the pressure on prices.

IT and integration services

IT and integration services include unified communication and collaboration services (LAN and telephony, advisory, integration and project management), hosting and infrastructure services (including cloud computing), applications services (customer relations management and other applications services), security services, video conferencing, and sales of equipment related to these products and services.

Revenues generated by IT and integration services amounted to 929 million euros in the first half of 2015, rising 3.3% on a comparable basis compared with 2014. This growth was primarily driven by integration services (up 9.1%) as well as by the 24.2% growth in security services and the 23.5% increase in cloud services.

2.3.4.2   Reported EBITDA - Enterprise

Enterprise Reported EBITDA was 447 million euros in the first half of 2015, a drop of 1.2% on a historical basis and a rise of 6.9% on a comparable basis, compared to the first half of 2014.

On a historical basis, the 6 million euro reduction in Enterprise Reported EBITDA between the first half of 2014 and the first half of 2015 principally stemmed from i) the adverse impact of changes in the scope of consolidation and other changes for 35 million euros, comprising mainly the disposal of an entity in the amount of 22 million euros, ii) to a large extent offset by a 29 million euro increase in Reported EBITDA on a comparable basis.

On a comparable basis, the 29 million euro increase in Enterprise Reported EBITDA between the first half of 2014 and the first half of 2015 stemmed for the most part from i) the recognition of positive gains on disposal amounting to 24 million euros during the first half of 2015, and ii) the fact that the 62 million euro decrease in operating expenses included in Reported EBITDA (excluding net gains on disposal), including 29 million euros in respect of restructuring costs and 34 million euros in respect of service fees and inter-operator costs, offset in full the 62 million euro fall in revenues.

2.3.4.3   Operating income - Enterprise

Enterprise operating income was 274 million euros in the first half of 2015, down 0.9% on a historical basis and up 12.2% on a comparable basis versus the first half of 2014.

On a historical basis, the 2 million euro decline in Enterprise operating income between the first half of 2014 and the first half of 2015 mainly reflects i) the negative impact of changes in the scope of consolidation and other changes for 31 million euros, including principally the disposal of an entity in the amount of 22 million euros, ii) offset to a large extent by organic change on a comparable basis, for a 30 million euro rise in operating income.

On a comparable basis the 30 million euro increase in Enterprise operating income between the first half of 2014 and the first half of 2015 is primarily explained by the 29 million euro increase in Reported EBITDA.

2.3.4.4   CAPEX - Enterprise

In the first half of 2015, Enterprise CAPEX amounted to 154 million euros, up 0.2% on a historical basis and down 3.7% on a comparable basis (a reduction of 6 million euros) compared with the first half of 2014. This decline resulted from restricting capital spending in line with the trend in volume.

2.3.4.5   Additional information - Enterprise

Enterprise	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,171	3,233	3,139	(1.9)%	1.0%
Voice services	773	823	823	(6.1)%	(6.1)%
Data services	1,469	1,510	1,449	(2.7)%	1.4%
IT and integration services	929	900	867	3.3%	7.2%
Number of business telephone lines in France (3)	3,044	3,255	3,255	(6.5)%	(6.5)%
Number of IP-VPN accesses worldwide (4)	349	341	341	2.3%	2.3%
o/w number of IP-VPN accesses in France (4)	294	292	292	0.7%	0.7%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

(3) In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4) In thousands. At end of period. Access of customers outside the Orange Group, not including the carriers' market

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2.3.5    International Carriers & Shared Services

International Carriers & Shared Services	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	956	894	904	7.0%	5.8%
Reported EBITDA	(305)	(392)	(392)	22.2%	22.1%
Reported EBITDA/Revenues	(31.9)%	(43.9)%	(43.3)%
Operating income	(486)	(595)	(595)	18.3%	18.2%
Operating income/Revenues	(50.8)%	(66.5)%	(65.7)%
CAPEX	148	91	91	61.5%	61.5%
CAPEX/Revenues	15.4%	10.2%	10.1%
Average number of employees	13,530	14,145	14,317	(4.3)%	(5.5)%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.3.5.1   Revenues - International Carriers & Shared Services

Revenues from International Carriers & Shared Services were 956 million euros in the first half of 2015 (including 666 million euros generated outside the Group), for an increase of 5.8% on a historical basis and 7.0% on a comparable basis compared with the first half of 2014.

On a historical basis, the 52 million euro increase in revenues of International Carriers & Shared Services between the first half of 2014 and the first half of 2015 mainly comprises i) the negative effect of changes in the scope of consolidation and other foreign exchange changes for 13 million euros, and ii) organic change on a comparable basis, an increase of 62 million euros in revenues.

On a comparable basis, revenues from International Carriers & Shared Services increased by 62 million euros between the first half of 2014 and the first half of 2015, mainly due to i) the 45 million euro growth in operating activity in International Carriers, and ii) the 14 million euro rise in revenues from Content.

2.3.5.2   Reported EBITDA - International Carriers & Shared Services

International Carriers & Shared Services Reported EBITDA amounted to a negative 305 million euros in the first half of 2015, an improvement of 87 million euros on both a historical and a comparable basis compared with the first half of 2014.

On a comparable basis, the 87 million euro increase in Reported EBITDA of International Carriers and Shared Services between the first half of 2014 and the first half of 2015 arose mainly from i) the recognition in the first half of 2015 of 169 million euros in proceeds from the disposal of 80% of Dailymotion stock (see Section 2.1.4 Significant events), and ii) the unfavorable net change in other operating income and expense, mainly relating to provisions for litigation in the amount of 90 million euros in the first half of 2015.

2.3.5.3   Operating income - International Carriers & Shared Services

International Carriers & Shared Services operating income amounted to a negative 486 million euros in the first half of 2015, an increase of 109 million euros on both a historical and a comparable basis, compared with the first half of 2014.

On a comparable basis the 109 million euro increase in International Carriers & Shared Services operating income between the first half of 2014 and the first half of 2015 stems primarily from i) the 87 million euro increase in Reported EBITDA, and ii) the 17 million euro decrease in expense for depreciation and amortization.

2.3.5.4   CAPEX - International Carriers & Shared Services

At 148 million euros in the first half of 2015, CAPEX for International Carriers & Shared Services was up 61.5% on both a historical and a comparable basis compared with the first half of 2014.

On a comparable basis, the 57 million euro increase in CAPEX for International Carriers & Shared between the first half of 2014 and the first half of 2015 was largely on account of the growth in capital expenditures in respect of undersea cables (increase in capacity and updating) and purchases of transmission equipment.

2.3.5.5   Additional information - International Carriers & Shared Services

International Carriers & Shared Services	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	956	894	904	7.0%	5.8%
International Carriers	769	724	722	6.1%	6.4%
Shared Services	187	170	182	10.7%	3.4%

(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.5.6 Financial glossary).

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2.3.6    Additional information on EE activities

In February 2015, Orange and Deutsche Telekom signed agreements to dispose of 100% of the capital of EE, their 50/50 joint venture in the UK (see Section 2.1.4 Significant events). Since December 31, 2014, the EE joint venture has been considered as a discontinued operation. Consequently, the share of net assets of EE and the effects of the revaluation of the hedged share of securities are presented in “assets held for sale” in the consolidated statement of financial position as at June 30, 2015.

The data presented below is fully-consolidated EE data in pounds sterling.

EE	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, 100% and in millions of pounds sterling)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues	3,116	3,114	3,114	0.1%	0.1%
Reported EBITDA	771	657	657	17.4%	17.4%
Reported EBITDA/Revenues	24.7%	21.1%	21.1%
CAPEX (1)	249	268	268	(7.1)%	(7.1)%
CAPEX/Revenues	8.0%	8.6%	8.6%

(1) Including investments financed through finance leases.

In the first half of 2015, EE paid out 529 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

EE	2015	2014	2014	Chg. (%)	Chg. (%)
(at June 30, 100%)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues (1)	3,116	3,114	3,114	0.1%	0.1%
Revenues from mobile services (1)	2,743	2,793	2,793	(1.8)%	(1.8)%
Mobile services
Number of mobile customers (2) (3)	24,246	24,539	24,539	(1.2)%	(1.2)%
Number of contract customers	15,050	14,638	14,638	2.8%	2.8%
Number of prepaid customers	9,196	9,901	9,901	(7.1)%	(7.1)%
Monthly mobile ARPU in the second quarter (in pounds sterling)	18.9	18.9	18.9	-	-
Fixed-line services
Number of fixed-line broadband customers (2)	919	775	775	18.6%	18.6%

(1) In millions of pounds sterling.

(2) In thousands. At end of period.

(3) Excluding machine-to-machine customers.

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2.4    Cash and net financial debt

2.4.1    Liquidity and cash flows

Simplified consolidated statement of cash flows (1)	2015	2014
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,119	3,930
Net cash used in investing activities	(3,709)	(2,336)
Net cash used in financing activities	(1,772)	(1,582)
Change in cash and cash equivalents	(1,362)	12
Cash and cash equivalents - opening balance	6,758	5,934
Change in cash and cash equivalents	(1,362)	12
Effect of exchange rates changes on cash and cash equivalents and other non-monetary impacts	(535)	(1)
Cash and cash equivalents - closing balance	4,861	5,945

(1) For more details, see the Consolidated statement of cash flows in the consolidated financial statements.

Net cash provided by operating activities

Between the first-half of 2014 and the first-half of 2015 the net cash provided by operating activities rose by 189 million euros.

During the first half of 2015, Orange continued its active policy of managing net working capital. Thus, it ended the program of securitizing trade receivables in France (with no accounting impact since the receivables sold were not de-recognized). Starting at year-end 2014, certain key suppliers and Orange agreed to allow Orange to have extended terms for paying certain invoices, with maturities of up to 6 months. During the first-half of 2015 this program generated an improvement in working capital requirements of just under 100 million euros.

Net cash used in investing activities

Between the first half of 2014 and the first half of 2015, the increase of (1,373) million euros of net cash flow for investing activities was mainly due to the counter-effect of the recognition in the first half of 2014 of 806 million euros in proceeds from the disposal of Orange Dominicana.

Net cash used in financing activities

Between the first half of 2014 and the first half of 2015, the (190) million euro increase in net cash used in financing activities consisted principally of:

-the counter-effect of the issuance in the first half of 2014 of 2.7 billion euros in perpetual subordinated notes. In the first half of 2015, Orange did not exercise its option to defer payments and therefore i) in February 2015 paid 146 million euros (95 million euros and 38 million pounds sterling) to the bearers of perpetual subordinated notes issued in February 2014, and ii) in April 2015 paid 23 million euros (17 million pounds sterling) to the bearers of the tranche denominated in pounds sterling of perpetual subordinated notes issued in October 2014 (see Note 8.6 to the consolidated financial statements); and

-the 0.8 billion euro decrease in non-current debt issued;

-partially offset by:

-the 1.6 billion euro decrease in non-current debt repaid. In the first half of 2015 the Group i) redeemed bonds for a nominal amount of 1,733 million euros, including partial redemptions for a nominal amount of 618 million pounds sterling (equal to 856 million euros), and ii) purchased the remaining balance of the Supplier tranche of the perpetual bonds redeemable for shares (TDIRAs) for a nominal amount of 200 million euros (see Note 7.3 to the consolidated financial statements); and

-the 1.6 billion euro increase in deposits and other debt-linked financial assets (primarily cash collateral), which reflects the improvement in the first-half of 2015 in the fair value of derivatives, mostly to hedge the Group’ foreign-currency denominated bonds.

2.4.2    Financial debt

For further information on the risks relating to the Orange Group’s financial debt, see Section 2.4.3 Financial risks of the 2014 Registration Document.

The Orange Group’s net financial debt (see Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements) amounted to 26,384 million euros at June 30, 2015, compared with 26,090 million euros at December 31, 2014 or an increase of 294 million euros.

Financial debt indicators

Financial debt	June 30, 2015	Dec. 31, 2014	Jun. 30, 2014
(in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt	26,384	26,090	27,419
Average maturity of net financial debt (1)	10 years	10 years	10 years
Average gross financial debt outstanding over the period (2)	33,047	34,784	35,683
Fixed average weighted bond coupon at close of period (3)	4.78%	4.82%	4.77%

(1) Excluding perpetual bonds redeemable for shares (TDIRAs).

(2) Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3) Source: Bloomberg

The restated ratio of net financial debt to EBITDA is calculated by comparing i) net financial debt including 50% of the net financial debt of the EE joint venture, to iii) restated EBITDA, calculated over the 12 preceding months and including 50% of Reported EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) in restructuring costs recognized in the second half of 2014 for the “Phones 4u” partner distribution network following its being placed in receivership (see Section 2.5.5 Financial aggregates not defined by IFRS).

The restated ratio of net financial debt to EBITDA stood at 2.13 at June 30, 2015.

	June 30, 2015	Dec. 31, 2014	Jun. 30, 2014
(in millions of euros)		data on a historical basis	data on a historical basis
Restated ratio of net financial debt to EBITDA (1)	2.13	2.09	2.17

(1) Reported EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) or 208 million euros (at 50%) in restructuring costs recognized in the second half of 2014 for the “Phones 4u” partner distribution network, following its being placed in receivership.

Change in net financial debt

Change in net financial debt
(in millions of euros)
Net financial debt at December 31, 2014	26,090
Reported EBITDA	(5,309)
CAPEX	2,672
Decrease (increase) in amounts due to CAPEX suppliers	245
Telecommunication licenses paid	306
Proceeds from sales of property, plant and intangible assets	(34)
Increase (decrease) in working capital requirement (1)	383
Interest paid and interest rates effects on derivatives, net (net of dividends received)	661
Income tax paid	412
Net effect of acquiring all units held by OTMT in ECMS (2)	(65)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests without acquisition or loss of control (3)	(168)
Coupons on perpetual subordinated notes (4)	169
Disposals (purchases) of treasury shares	(46)
Dividends paid to owners of the parent company (5)	1,059
Dividends paid to non-controlling interests	205
Other items (6)	(196)
Net financial debt at June 30, 2015	26,384

(1) See Section 2.5.6 Financial glossary.

(2) Expiration of the commitment to purchase ECMS shares in the amount of (275) million euros, partly offset by the acquisition of all the units held by OTMT in ECMS in Egypt in the amount of 210 million euros (see Section 2.1.4 Significant events and Note 7 to the consolidated financial statements).

(3) Primarily the proceeds from selling 80% of Dailymotion for 213 million euros (including selling costs and cash transferred, see Section 2.1.4 Significant events).

(4) See Note 8.6 to the consolidated financial statements.

(5) Balance of the dividend of 0.40 euro per share in respect of 2014 (see Note 8.3 to the consolidated financial statements).

(6) Including elimination of non-monetary effects in Reported EBITDA.

Management of net financial debt

As part of its policy of actively managing its balance sheet, in April 2015 the Group called bonds in pounds sterling initially maturing from 2016 to 2025 in the nominal amount of 618 million pounds sterling (856 million euros). In addition, in May 2015 the Group redeemed Perpetual bonds redeemable for shares (TDIRA) corresponding to the remainder of the Supplier tranche in the amount of 200 million euros (see Note 7.3 to the consolidated financial statements).

At June 30, 2015 the Group's cash and cash equivalents stood at 4,861 million euros (see Note 7 to the consolidated financial statements).

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2.5    Additional information

2.5.1    Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

Group

The table below presents, for the Orange Group, the transition from data on a historical basis to data on a comparable basis for the first half of 2014, for the main operating data.

First half year 2014 / Group	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at June 30, 2014, in millions of euros)
Data on a historical basis	19,592	5,654	2,376	2,501	153,575
Foreign exchange fluctuations (1)	262	40	-	31	-
US dollar (USD)	115	24	22	10	-
Egyptian pound (EGP)	79	21	(5)	11	-
Jordanian dinar (JOD)	40	11	5	4	-
Other	28	(16)	(22)	6	-
Changes in the scope of consolidation and other changes	(186)	(354)	(302)	(24)	(3,399)
Disposal of Orange Dominicana	(107)	(290)	(290)	(9)	(713)
Review of the East Africa equities portfolio	(49)	22	72	(16)	(2,076)
Disposal of Wirtualna Polska	(4)	(69)	(69)	-	(68)
Disposal of Arkadin	-	(22)	(22)	-	-
Other	(26)	5	7	1	(542)
Data on a comparable basis	19,668	5,340	2,074	2,508	150,176

(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2014 and the average exchange rates for the first half of 2015.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2014 primarily include:

-changes in the scope of consolidation (see Note 2 to the consolidated financial statements), chiefly:

-the disposal of Orange Dominicana (in the Other European countries operating segment) on April 9, 2014, effective January 1, 2014, in the data on a comparable basis,

-The review of the East Africa asset portfolio (Africa & Middle-East operating segment) with i) the disposal of Orange Uganda on November 11, 2014, and ii) the equity-method accounting of Telkom Kenya on December 31, 2014 following recognition of its loss of control, effective January 1, 2014 in the data on a comparable basis,

-the disposal of Wirtualna Polska (Poland operating segment) on February 13, 2014, effective January 1, 2014 in the data on a comparable basis,

-the disposal of Arkadin (Enterprise operating segment) on January 21, 2014, effective January 1, 2014 in the data on a comparable basis; and

-the foreign exchange fluctuations between the average exchange rates for the first half of 2014 and the average exchange rates for the first half of 2015.

Operating segments

The table below presents, for each Orange Group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2014, for the main operating data.

First half year 2014 / Operating segments	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at June 30, 2014, in millions of euros)
France
Data on a historical basis	9,614	3,196	1,907	1,290	71,403
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	12	12	-	(212)
Data on a comparable basis	9,614	3,208	1,919	1,290	71,191
Spain
Data on a historical basis	1,920	461	166	281	3,807
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Data on a comparable basis	1,920	461	166	281	3,807
Poland
Data on a historical basis	1,456	533	166	183	19,593
Foreign exchange fluctuations (1)	13	5	1	2	-
Changes in the scope of consolidation and other changes	(4)	(69)	(69)	-	(68)
Disposal of Wirtualna Polska	(4)	(69)	(69)	-	(68)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,465	469	98	185	19,525
Belgium & Luxembourg
Data on a historical basis	629	137	(187)	93	1,693
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Data on a comparable basis	629	137	(187)	93	1,693
Other European countries
Data on a historical basis	918	599	449	115	6,248
Foreign exchange fluctuations (1)	(4)	(3)	(2)	-	-
Changes in the scope of consolidation and other changes	(107)	(289)	(289)	(9)	(713)
Disposal of Orange Dominicana	(107)	(289)	(289)	(9)	(713)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	807	307	158	106	5,535
Africa & Middle-East
Data on a historical basis	2,075	667	194	294	15,730
Foreign exchange fluctuations (1)	146	43	6	24	-
Changes in the scope of consolidation and other changes	(59)	22	71	(16)	(2,098)
Review of the East Africa equities portfolio	(57)	22	72	(16)	(2,076)
Other changes (2)	(2)	-	(1)	-	(22)
Data on a comparable basis	2,162	732	271	302	13,632
Enterprise
Data on a historical basis	3,139	453	276	154	20,784
Foreign exchange fluctuations (1)	106	-	(1)	6	-
Changes in the scope of consolidation and other changes	(12)	(35)	(31)	-	(136)
Disposal of Arkadin	-	(22)	(22)	-	-
Other changes (2)	(12)	(13)	(9)	-	(136)
Data on a comparable basis	3,233	418	244	160	20,648
International Carriers & Shared Services
Data on a historical basis	904	(392)	(595)	91	14,317
Foreign exchange fluctuations (1)	3	(4)	(4)	-	-
Changes in the scope of consolidation and other changes	(13)	4	4	-	(172)
Data on a comparable basis	894	(392)	(595)	91	14,145

(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2014 and the average exchange rates for the first half of 2015.

(2) Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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2.5.2    Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2015 affecting off-balance sheet litigation and contractual obligations are described in Note 9 to the consolidated financial statements.

2.5.3    Related party transactions

During the first half of 2015, no operation materially influenced the amounts of related party transactions published as at December 31, 2014 (see Note 10 to the consolidated financial statements).

2.5.4    Subsequent Events

The main events occurring after June 30, 2015 are described in Note 11 to the consolidated financial statements.

2.5.5    Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported EBITDA and restated EBITDA

Reported EBITDA

Reported EBITDA represents operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment of goodwill and fixed assets, and the share of profits (losses) of associates and joint ventures.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. Orange’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income after tax as presented in the Consolidated income statement is shown below.

	2015	2014
(at June 30, in millions of euros)		data on a historical basis
Revenues	19,557	19,592
External purchases	(8,386)	(8,329)
Other operating income	299	348
Other operating expense	(717)	(519)
Labor expenses	(4,462)	(4,567)
Operating taxies and levies	(1,144)	(1,185)
Gains (losses) on disposal	204	375
Restructuring cost and similar items	(42)	(61)
Reported EBITDA	5,309	5,654
Depreciation and amortization	(3,040)	(2,988)
Remeasurement resulting from business combinations	6	-
Impairment of goodwill	-	(229)
Impairment of fixed assets	(25)	(42)
Share of profits (losses) of associates and joint ventures	14	(19)
Operating income	2,264	2,376
Financial costs, net	(839)	(861)
Income tax	(594)	(788)
Consolidated net income after tax of continuing operations	831	727
Consolidated net income after tax of discontinued operations	442	1
Consolidated net income after tax	1,273	728
Net income attributable to owners of the parent	1,099	581
Non-controlling interests	174	147

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

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Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

-in the first half of 2015, in a total negative amount of 498 million euros:

-108 million euros in labor expenses, primarily for the “Part-Time for Seniors” (TPS) plan and related bonuses in France in a total amount of 73 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012,

-a net expense of 413 million euros on various legal disputes,

-a net gain of 57 million euros from the review of the asset portfolio, comprising i) a gain on disposal of 169 million euros from the sale of 80% of Dailymotion (see Section 2.1.4 Significant events), and ii) the negative impact of the restructuring of the asset portfolio in the amount of 112 million euros,

-certain restructuring costs in the amount of 34 million euros; and

-in the first half of 2014, in a total negative amount of 223 million euros on a historical basis:

-183 million euros in labor expenses for the i) “Part-Time for Seniors” (TPS) plan and related bonuses in France in a total amount of 111 million euros following the agreements on the employment of seniors signed in November 2009 and December 2012, and ii) the Cap’Orange Offer Reserved for Personnel (ORP) aimed at strengthening employee shareholding within the Group in the amount of 72 million euros,

-a net expense in relation to various legal disputes of 333 million euros on a historical basis, notably including transactional compensation provided for in the agreement signed in March 2014 between Orange and Bouygues Telecom to end a series of disputes,

-a net gain of 349 million euros relating to the review of the asset portfolio, including i) a gain on disposal of 281 million euros on a historical basis from the sale of Orange Dominicana in the Dominican Republic, and ii) a net gain on disposal of 68 million euros on an historical basis from the sale of Wirtualna Polska in Poland, and

-certain restructuring costs in the amount of 56 million euros.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

	2015	2014
(at June 30, in millions of euros)		data on a historical basis
Reported EBITDA (a)	5,309	5,654
Charge in respect of the “Part-Time for Seniors” (TPS) plans in France and other items of employee benefit expense	(108)	(183)
Net income (net expense) on various legal disputes	(413)	(333)
Review of the asset portfolio	57	349
Restructuring costs	(34)	(56)
Total restated items (b)	(498)	(223)
Restated EBITDA (a-b)	5,807	5,877

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases, hereinafter referred to as “CAPEX” represent the acquisitions of property, plant and equipment and intangible assets excluding changes in fixed asset payables and excluding telecommunication licenses as presented in the Consolidated statement of cash flows (capital expenditures on tangible and intangible assets financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables as presented in the Consolidated statement of cash flows, and ii) capital expenditures on tangible and intangible assets as presented in Segment information in the consolidated financial statements.

	2015	2014
(at June 30, in millions of euros)		data on a historical basis
CAPEX	(2,672)	(2,501)
Telecommunication licenses	(234)	(364)
Acquisitions of property, plant and equipment and intangible assets (1)	(2,906)	(2,865)
Investments financed through finance leases	(20)	(43)
Investments in property, plant and equipment and intangible assets	(2,926)	(2,908)

(1) Excluding change in the fixed asset payables.

The management of the Orange Group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allows investors to follow investment expenditure linked to Orange’s business activities. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by Orange, may not be comparable to similarly titled indicators used by other companies.

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Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is a ratio commonly used by companies in the telecommunications sector to measure their ability to repay their debt, and more broadly to measure their financial strength.

The restated ratio of net financial debt to EBITDA is calculated as follows:

-from the net financial debt (see Section 2.5.6 Financial glossary and Note 7 to the consolidated financial statements) including 50% of the net financial debt of the EE joint venture;

-compared to restated EBITDA (see Restated EBITDA above) calculated on the 12 preceding months and including 50% of the Reported EBITDA of the EE joint venture (see Sector information) on the consolidated financial statements), excluding 336 million pounds sterling (at 100%) in restructuring costs in the second half of 2014 for the “Phones 4u” partner distribution network following its being placed in receivership.

Since the creation of the EE joint venture on April 1, 2010, Orange’s consolidated financial statements no longer include the Group’s activities in the United Kingdom within Reported EBITDA (previously relating to Orange in the United Kingdom, and now corresponding to the stake owned in EE) in the same manner as if these operations had been disposed of.

However, the creation of the EE joint venture did not involve any cash consideration that would have been received as part of a disposal and that would have reduced Group net financial debt accordingly.

Thus, in light of the manner in which the joint venture was created, as described above, Orange’s management believes that including 50% of the EE joint venture in the calculation of the restated ratio of net financial debt to EBITDA better reflects the Group’s economic substance as regards the presentation of this ratio.

		June 30, 2015 (1)	Dec. 31, 2014	Jun. 30,2014(1)
(in millions of euros)			data on a historical basis	data on a historical basis
Group's net financial debt		26,384	26,090	27,419
EE’s net financial debt (50%)		1,531	1,120	1,262
Net financial debt including 50% of EE	(A)	27,915	27,210	28,681
Group's Reported EBITDA		10,767	11,112	11,731
EE’s Reported EBITDA (at 50%) excluding restructuring costs related to “Phones 4u” (2)		974	847	824
Reported EBITDA including 50% of EE (2)	(b)	11,741	11,959	12,555
Charge in respect of the “Part-Time for Seniors” (TPS) plans in France and other labor-related items		(490)	(565)	(261)
Net income (net expense) on various legal disputes		(511)	(431)	(379)
Review of the asset portfolio		65	357	358
Restructuring costs		(416)	(438)	(354)
Total restated items	(c)	(1,352)	(1,077)	(636)
Restated EBITDA including 50% of EE (2)	(b-c = D)	13,093	13,036	13,191
Restated ratio of net financial debt to EBITDA(2)	(A) / (D)	2.13	2.09	2.17

(1) EBITDA and restated items calculated over the 12 preceding months in data on a historical basis.

(2) Reported EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) or 208 million euros (at 50%) in restructuring costs recognized in the second half of 2014 for the “Phones 4u” partner distribution network, following its being placed in receivership.

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2.5.6    Financial glossary

Service fees and inter-operator costs: see External purchases.

External purchases: external purchases include:

-Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

-Service fees and inter-operator costs: network expenses and interconnection fees;

-Other network expenses and IT expenses: outsourcing fees relating to technical operation and maintenance and IT expenses; and

-Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

Mobile ARPU: the annual Average Revenues Per User (ARPU) for the mobile sector are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access charges, added value services and international roaming generated over the last 12 months, by ii) the weighted average number of customers (excluding Machine to Machine (M2M) customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The mobile ARPU is expressed in monthly revenues per customer.

Fixed-line broadband ARPU: average annual revenues per Consumer broadband access (ADSL, FTTH, Satellite and Wimax) are calculated by dividing the revenues from Consumer broadband services over the last 12 months, by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The fixed-line broadband ARPU is expressed in monthly revenues per access.

Mobile AUPU: the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators -(MVNO) by the weighted average number of customers over the same period. The mobile AUPU is expressed, in minutes, in monthly usage per customer.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other income and operating expense include:

-Other operating income: other income including late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to certain unconsolidated entities; and

-Other operating expense: other expense including allowances and losses on trade receivables, universal service charges and the effects of litigations.

Other revenues: see Revenues.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.5 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Commercial expenses and content costs: see External purchases.

Labor expenses: wages and expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Revenues: revenues (excluding Enterprise and International Carriers & Shared Services) cover:

-Mobile services: mobile services include revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine (M2M), roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

-Mobile equipment sales: subsidized and unsubsidized sales of mobile devices, excluding sales of accessories;

-Fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines); and

-Other revenues: sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

External data: data after elimination of internal flows between the scopes taken into consideration.

Statutory data: data before elimination of internal flows between the scopes taken into consideration.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Section 2.5.5 Financial aggregates not defined by IFRS and Segment Information in the consolidated financial statements).

Restated EBITDA: i) operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures, ii) less non-recurring items (see Section 2.5.5 Financial aggregates not defined by IFRS).

Net financial debt: net financial debt as defined and used by Orange (see Note 7 to the consolidated financial statements) equals (A) financial liabilities excluding operating payables (converted at the closing rate), less (B): I) derivative instruments carried in assets, ii) deposits made as cash collateral iii) certain deposits related to financing, and iv) cash, cash equivalents and fair value investments. Derivatives qualifying as cash flow hedges and net investment hedges are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). Thus, the "effective portion of cash flow hedges" and the “effective portion of net investment hedges” (C) are added to net financial debt to offset this temporary difference.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Capital expenditures on tangible and intangible assets: see CAPEX.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control.

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts.

Wages and employee benefit expenses: see Labor expenses.

Fixed-line services: see Revenues.

Mobile services: see Revenues.

Change in working capital requirement: i) change in gross inventories, plus ii) change in gross trade receivables; plus iii) change in trade payables (excluding fixed asset trade payables); plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Mobile equipment sales: see Revenues.

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3.     Statement by the person responsible

I certify that based on my knowledge, the first half 2015 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 29, 2015

Deputy Chief Executive Officer, Finance and Strategy

Ramon FERNANDEZ

4.     Statutory auditors’ review report on the half-year financial information

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French monetary and financial code (“Code monétaire et financier”), we hereby report to you on:

-the review of the accompanying condensed half-yearly consolidated financial statements of Orange, for the period from January 1 to June 30, 2015,

-the verification of information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of your board of directors. Our role is to express a conclusion on these financial statements based on our review.

4.1    Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information mainly consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - the standard of the IFRSs as adopted by the European Union applicable to interim financial information.

4.2    Specific verification

We have also verified the information provided in the half-yearly financial report in respect of the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed half-yearly consolidated financial statements.

Paris-La Défense, July 28, 2015

The statutory auditors

French original signed by

KPMG SA	ERNST & YOUNG Audit
Marie Guillemot	Charles-Emmanuel Chosson

ORANGE

Date: July 30, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations